File No. 812-[   ]

~~As filed with the Securities and Exchange Commission on October 25, 2024~~

UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

~~Washington~~WASHINGTON, D.C. 20549

~~APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE "ACT") FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM THE PROVISIONS OF SECTIONS~~ Application Pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "1940 Act") for an Order Granting Certain Exemptions from the Provisions of Sections 18(a)(2), 18(c) ~~AND~~and 18(i) ~~THEREUNDER AND PURSUANT TO SECTIONS~~Thereunder, Pursuant to Sections 6(c) ~~AND~~and 23(c) ~~OF THE ACT FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM RULE 23c-3 THEREUNDER AND PURSUANT TO SECTION 17(d) OF THE ACT AND RULE 17d-1 THEREUNDER FOR AN ORDER PERMITTING CERTAIN ARRANGEMENTS.~~of the 1940 Act for an Order Granting Certain Exemptions from Rule 23c-3 Thereunder and Pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 Thereunder for an Order Permitting Certain Arrangements

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

In the Matter of the Application of:

~~Callodine Specialty~~Pursuit Asset-Based Income Fund

~~Callodine Capital Management, LP~~

Pursuit Fund Advisers, LLC

~~PLEASE SEND ALL COMMUNICATIONS AND~~

Please direct all communications regarding this application to:

**Pursuit Fund Advisers, LLC
61 Clapboard Ridge Road
Greenwich, CT 06830
Attention: Adam Stern**

~~ORDERS TO~~*Copies to*:

**Joshua B. Deringer, Esq.
Faegre Drinker Biddle & Reath LLP
One Logan Square, Ste. 2000
Philadelphia, PA 19103
(215) 988-2959**
joshua.deringer@faegredrinker.com

~~WITH A COPY TO:~~
David L. Williams, Esq.

Faegre Drinker Biddle & Reath LLP
~~Callodine Capital Management, LP~~
~~Two International Place~~**320 South Canal Street**, Suite ~~1830~~**3300**
~~Boston, Massachusetts 02110~~
~~Attention: James Morrow~~
Chicago, IL 60606
312-569-1000
David.Williams@faegredrinker.com

~~This Application (including Exhibits) contains 55 pages~~

THIS APPLICATION (INCLUDING EXHIBITS) CONSISTS OF 87 PAGES.

TABLE OF CONTENTS

EXHIBITS

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

IN THE MATTER OF

~~IN THE MATTER OF:~~

~~CALLODINE SPECIALTY~~**Pursuit Asset-Based Income Fund**

~~AND~~

Pursuit Fund Advisers, LLC
~~CALLODINE CAPITAL MANAGEMENT, LP~~

Investment Company Act of 1940

File No. 812-[   ]~~File No. [ ]~~
~~EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d).~~

APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE "1940 ACT") FOR AN ORDER ~~GRANTING CERTAIN~~OF EXEMPTION~~S~~ FROM ~~THE~~ PROVISIONS OF SECTIONS 18(a)(2), 18(c) AND 18(i) THEREUNDER ~~AND~~, PURSUANT TO SECTIONS 6(c) AND 23(c) OF THE 1940 ACT FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM RULE 23c-3 THEREUNDER AND PURSUANT TO SECTION 17(d) OF THE 1940 ACT AND RULE 17d-1 THEREUNDER FOR AN ORDER PERMITTING CERTAIN ARRANGEMENTS

1

I.   THE PROPOSAL

~~Callodine Specialty~~Pursuit Asset-Based Income Fund (the "Initial Fund") is a newly organized Delaware statutory trust that ~~is registered under the Act and that~~ will operate as a continuously offered, registered non-diversified, closed-end management investment company ~~that will be operated~~and as an interval fund. The Initial Fund will provide periodic liquidity with respect to its shares through periodic repurchase offers pursuant to Rule 23c-3 under the ~~Act. Callodine Capital Management,~~Investment Company Act of 1940, as amended (the "1940 Act"). The Initial Fund will be advised by Pursuit Fund Advisers, L~~P~~LC (the "Adviser")~~ will serve as the Initial Fund's investment adviser~~. The Initial Fund and the Adviser are referred to herein as the "Applicants."

The Applicants hereby seek an order (the "Order") from the U.S. Securities and Exchange Commission (the "Commission") (i) pursuant to Section 6(c) of the 1940 Act, for an exemption from Sections 18(a)(2), 18(c) and 18(i) of the 1940 Act~~;~~, (ii) pursuant to Sections 6(c) and 23(c) of the 1940 Act, for an exemption from Rule 23c-3 under the 1940 Act and (iii) pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 under ~~the~~the1940 Act to permit the Initial Fund to issue ~~two separate~~multiple classes of shares ("Shares")[1] and to impose early withdrawal charges ("EWCs") and asset-based distribution and/or service fees with respect to certain classes.

Applicants request that the Order also apply to any continuously offered registered closed-end management investment company that has been previously organized or that may be organized in the future for which the Adviser or any entity controlling, controlled by, or under common control with the Adviser, or any successor in interest to any such entity,[~~1~~2] acts as investment adviser and ~~that~~which operates as an interval fund pursuant to Rule 23c-3 under the 1940 Act or provides periodic liquidity with respect to its ~~s~~Shares pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") (each, a "Future Fund," and together with the Initial Fund, the "Funds").[3] Any of the Funds relying on this relief in the future will do so in compliance with the terms and conditions of this application (the "Application"). Applicants represent that each entity presently intending to rely on the requested relief is listed as an Applicant.

The Initial Fund has filed an initial registration statement on Form N-2 ("Initial Registration Statement")~~ on July 16, 2024, and will seek~~, seeking to register three classes of ~~beneficial interest,~~Shares, "Class A Shares," "Class I Shares,"~~, "Class A Shares",~~ and ~~"~~"Class C Shares," under the 1940 Act and the Securities Act of 1933, as amended (the "Securities Act"), each with its own fee and expense structure. If the requested relief is granted, the Initial Fund anticipates making a continuous public offering of its Class A Shares, Class I Shares and Class C Shares and any other additional classes of Shares, each having its own fee and expense structure, pursuant to the Initial Registration Statement or a future registration statement. Additional offerings by any Fund relying on the Order may be on a private placement or public offering basis. The Initial Fund will only offer one class of ~~s~~Shares, the Class I Shares, until receipt of the requested relief.

Shares of the Funds will not be listed on any securities exchange~~,~~ ~~n~~nor quoted on any quotation medium, and the Funds do not expect there to be a secondary trading market for their ~~s~~Shares.

~~It is currently contemplated that the Initial Fund's Class I Shares will not be subject to other expenses such as distribution and/or service fees, but may be subject to an EWC. The Initial Fund's Class A Shares and Class C Shares may be subject to other expenses, including a distribution and service fee and an EWC. The Funds may in the future offer additional classes of Shares and/or another sales charge structure.~~

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[1] As used in this Application, "Shares" includes any other equivalent designation of a proportionate ownership interest of the Initial Fund (or any other registered closed-end management investment company relying on the requested order).

[~~1~~2] A successor in interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

[3] The terms "control," and "investment adviser" are used as defined in Section 2(a)(9) and 2(a)(20) of the 1940 Act, respectively.

2

Applicants represent that any asset-based distribution and/or service fees for each class of ~~s~~Shares of the Funds will comply with the provisions of <u>Rule 2341 (the "Sales Charge Rule") of</u> the Financial Industry Regulatory Authority ~~Rule 2341(d) (the~~ "FINRA ~~Sales Charge~~ Rule").[4] All references in the application to the ~~FINRA~~ Sales Charge Rule include any ~~Financial Industry Regulatory Authority~~<u>FINRA</u> successor or replacement rule to the ~~FINRA~~ Sales Charge Rule.

II.   STATEMENT OF FACTS

A.   ~~Callodine Specialty Income Fund (the "~~Initial Fund~~")~~

~~The Initial Fund has filed a Notification of Registration filed pursuant to Section 8(a) of the Act on Form N-8A and an Initial Registration Statement on Form N-2 and will seek to register Class I Shares, Class A Shares and Class C Shares under the Act and under the Securities Act.~~ The Initial Fund is a Delaware statutory trust~~. The Initial Fund is~~ <u>that is registered under the 1940 Act as</u> a non-diversified, closed-end <u>management</u> investment company that ~~will operate~~<u>is structured</u> as an interval fund pursuant to Rule 23c-3 under the <u>1940</u> Act. The Initial Fund's primary investment objective is to seek ~~to provide~~<u>a</u> high <u>level of</u> current income ~~by investing directly or indirectly in a range of corporate, real estate and alternative credit opportunities. The Initial Fund's~~<u>. Long-term capital appreciation is considered a</u> secondary investment objective ~~is to seek to provide capital preservation~~. Under normal market conditions, the Initial Fund ~~will~~ seek<u>s</u> to achieve its investment objective by ~~sourcing yield through a combination of interest, royalties, rent, dividends and fees through investments in a variety of income-producing asset classes. Specifically, the Initial Fund will target investments in asset-based lending, real estate lending, healthcare finance, direct lending, high yield debt and income-oriented equity securities. The Initial Fund's address is c/o UMB Fund Services, Inc., 235 West Galena Street, Milwaukee, Wisconsin 53212.~~<u>investing, directly or indirectly through a wide range of investment vehicles, at least 80% of its net assets (plus any borrowings for investment purposes) in specialized investment strategies in smaller, undercapitalized assets and markets, referred to as "Niche Asset-Based Alternatives."</u>

~~If the relief requested herein is granted, the Initial Fund intends to offer Class A Shares and Class C Shares pursuant to a continuous public offering as discussed above.~~

~~The~~<u>It is currently anticipated that the</u> Initial Fund ~~has~~<u>will</u> adopt~~ed~~ a fundamental policy to repurchase a specified percentage of its shares at per-class net asset value on a quarterly basis. Such repurchase offers will be conducted pursuant to Rule 23c-3 under the <u>1940</u> Act.[~~2~~]<u>[5]</u> ~~In order to rely on the requested relief, a~~ <u>Each</u> Future Fund will <u>likewise</u> adopt fundamental investment policies in compliance with Rule 23c-3 <u>under the 1940 Act</u> and make periodic repurchase offers to its shareholders or will provide periodic liquidity with respect to its ~~s~~Shares pursuant to Rule 13e-4 under the Exchange Act. Any repurchase offers made by the Funds will be made to all holders of ~~s~~Shares of each such Fund.

Each Fund operating as an interval fund pursuant to Rule 23c-3 under the <u>1940</u> Act may offer its shareholders an exchange feature under which the shareholders of the Fund may, in connection with such Fund's periodic repurchase offers, exchange their ~~s~~Shares of the Fund for shares of the same class of (i) registered open-end investment companies~~,~~ or (ii) other registered closed-end investment companies that comply with Rule 23c-3 under the <u>1940</u> Act and continuously offer their shares at net asset value, that are in the Fund's group of investment companies (collectively, the "Other Funds"). Shares of a Fund operating pursuant to Rule 23c-3 that are exchanged

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<u>[4] As adopted, FINRA Rule 2341 superseded Rule 2830(d) of the Conduct Rules of the National Association of Securities Dealers, Inc. See, Self-Regulatory Organizations; Financial Industry Regulatory Authority, Inc.; Notice of Filing and Immediate Effectiveness of a Proposed Rule Change to Adopt NASD Rule 2830 as FINRA 2341 (Investment Company Securities) consolidated FINRA Rulebook, Securities Exchange Act Release No. 78130 (June 22, 2016).</u>

~~[2] Rule 23c-3 and Regulation M under the Exchange Act permit an interval fund to make repurchase offers to repurchase its shares while engaging in a continuous offering of its shares pursuant to Rule 415 under the Securities Act.~~

<u>[5] Rule 23c-3 and Regulation M under the Exchange Act permit an interval fund to make repurchase offers to repurchase its shares while engaging in a continuous offering of its shares pursuant to Rule 415 under the Securities Act, as amended.</u>

for shares of Other Funds will be included as part of the amount of the repurchase offer amount for such Fund as specified in Rule 23c-3 under the 1940 Act. Any exchange option will comply with Rule 11a-3 under the 1940 Act, as if the Fund were an open-end investment company subject to Rule 11a-3. In complying with Rule 11a-3, each Fund will treat an EWC as if it were a contingent deferred sales load ("CDSL").[36]

Repurchase fees, if charged, will equally apply to additional classes of Shares and to all classes of Shares of a Fund, consistent with Section 18 of the 1940 Act and Rule 18f-3 thereunder. To the extent a Fund determines to waive, impose scheduled variations of, or eliminate any repurchase fee, it will do so consistently with the requirements of Rule 22d-1 under the 1940 Act as if the repurchase fee were a CDSL and as if the Fund were an open-end investment company and the Fund's waiver of, scheduled variation in, or elimination of, any such repurchase fee will apply uniformly to all shareholders of the Fund regardless of class. If a Fund charges a repurchase fee, Shares of the Fund will be subject to a repurchase fee at a rate of no greater than 2.00% of the shareholder's repurchase proceeds if the interval between the date of purchase of the Shares and the valuation date with respect to the repurchase of those Shares is less than one year. A repurchase fee charged by a Fund is not the same as a CDSL assessed by an open-end fund pursuant to Rule 6c-10 under the 1940 Act, as CDSLs are distribution-related charges payable to a distributor, whereas the repurchase fee is payable to the Fund to compensate long-term shareholders for the expenses related to shorter-term investors, in light of the Fund's generally longer-term investment horizons and investment operations.

B.   ~~Callodine Capital Management, LP~~Adviser

The Adviser is a Delaware limited ~~partnership and a~~liability company, which is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act"). The Adviser ~~will~~ serves as ~~the Initial Fund's~~ investment adviser for the Initial Fund pursuant to an ~~advisory~~investment management agreement (the "Investment Management Agreement"). ~~The Investment Management Agreement is subject to~~, which has been approv~~al~~ed by the ~~Initial Fund's~~ Board of Trustees (~~of the "Board")~~Initial Fund, including a majority of the trustees who are not "interested persons" (as defined in Section 2(a)(19) of the 1940 Act) of the Initial Fund, and by the Initial Fund's ~~original~~initial sole shareholder, in the manner required by Sections 15(a) and (c) of the 1940 Act. ~~The~~ Applicants are not currently seeking any exemptions from the provisions of the 1940 Act with respect to the Investment Management Agreement. ~~Under the terms of the Investment Management Agreement, and subject to the authority of the Board, the~~The Adviser will be responsible for ~~the overall management~~managing the investment activities of the Initial Fund and the Initial Fund's business affairs~~and selecting the Initial Fund's investments according to the Initial Fund's investment objectives, policies, and restrictions. The Adviser's address is Two International Place, Suite 1830, Boston, Massachusetts 02110.~~.

C.   Other Provisions

From time to time~~,~~ the ~~Initial~~ Funds may create additional classes of shares, the terms of which may differ from ~~Class I Shares, Class A Shares and Class C Shares~~the initial classes pursuant to and in compliance with Rule 18f-3 under the 1940 Act.

~~Each Fund will allocate all expenses incurred by it among the various classes of shares based on the net assets of that Fund attributable to each such class, except that the net asset value and expenses of each class will reflect the expenses associated with the distribution plan of that class (if any), service fees attributable to that class (if any), including transfer agency fees, and any other incremental expenses of that class. Incremental expenses of a Fund attributable to a particular class are limited to (i) incremental transfer agent fees identified by the transfer agent as being attributable to that class of shares; (ii) printing and postage expenses relating to preparing and distributing materials such as shareholder reports, prospectuses and proxies to current shareholders of that class of shares; (iii)~~

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[36] A CDSL, which may be assessed by an open-end fund pursuant to Rule 6c-10 of the 1940 Act, is a distribution related charge payable to the distributor. Pursuant to the requested order, any EWC will likewise be a distribution-related charge payable to the distributor as distinguished from a repurchase fee, which is payable to ~~the Fund to compensate long- term shareholders for the expenses related to shorter-term investors, in light of the Fund's generally longer-term investment horizons and investment operations~~a Fund to reimburse the Fund for costs incurred in liquidating securities in the Fund's portfolio.

~~federal registration fees incurred with respect to shares of that class of shares; (iv) blue sky fees incurred with respect to sales of that class of shares; (v) expenses of administrative personnel and services as required to support the shareholders of that class; (vi) auditors' fees, litigation expenses and other legal fees and expenses relating solely to that class of shares; (vii) additional trustees' fees incurred as a result of issues relating to that class of shares; (viii) additional accounting expenses relating solely to that class of shares; (ix) expenses incurred in connection with shareholder meetings as a result of issues relating to that class of shares; and (x) any other incremental expenses subsequently identified that should be properly allocated to that class of shares consistent with Rule 18f-3 under the Act. Because of the different distribution fees, service fees and any other class expenses that may be attributable to each class of shares, the net income attributable to, and the dividends payable on, each class of shares may differ from each other. As a result, the net asset value per share of the classes may differ at times. Expenses of a Fund allocated to a particular class of shares will be borne on a pro rata basis by each outstanding share of that class. Distribution fees will be paid pursuant to a distribution plan with respect to a class.~~

~~Shares may be subject to an early repurchase fee at a rate of no greater than two percent of the shareholder's repurchase proceeds (an "Early Repurchase Fee") if the interval between the date of purchase of the shares and the valuation date with respect to the repurchase of those shares is less than one year. Any Early Repurchase Fee imposed by a Fund will apply to all classes of shares of the Fund, in compliance with Section 18 of the Act and Rule 18f-3 thereunder. To the extent a Fund determines to waive, impose scheduled variations of, or eliminate any Early Repurchase Fee, it will do so in compliance with the requirements of Rule 22d-1 under the Act as if the Early Repurchase Fee were a CDSL and as if the Fund were an open-end investment company and the Fund's waiver of, scheduled variation in, or elimination of, any such Early Repurchase Fee will apply uniformly to all shareholders of the Fund regardless of class. The Initial Fund does not intend to impose an Early Repurchase Fee.~~

III.   EXEMPTIONS REQUESTED

A.   The Multi-Class System

Applicants request exemptive relief to the extent that ~~a Fund's~~the proposed issuance and sale of multiple classes of ~~s~~Shares ~~might~~of a Fund may be deemed to result in the issuance of a ~~class of~~ "senior security"[47] within the meaning of Section 18(g) of the 1940 Act that would violate the provisions of Section 18(a)(2) of the 1940 Act, violate the equal voting provisions of Section 18(i) of the 1940 Act, and if more than one class of senior security were issued, violate Section 18(c) of the 1940 Act.

B.   Early Withdrawal Charge

Applicants request exemptive relief from Rule 23c-3(b)(1) to the extent that rule is construed to prohibit the imposition of an EWC by the Funds.

C.   Asset-Based Distribution and/or Service Fees

Applicants request an Order pursuant to Section 17(d) and Rule 17d-1 to the extent necessary for a Fund to pay asset-based distribution and/or service fees.

IV.   COMMISSION AUTHORITY

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[47] Section 18(g) defines senior security to include any stock of a class having ~~a~~priority over any other class as to distribution of assets or payment of dividends. Share classes that have different asset-based service or distribution charges have different total expenses and, thus, different net incomes. As a result, each class will have a different ~~NAV~~net asset value, receive a different distribution amount or both. A class with a higher ~~NAV~~net asset value may be considered to have a priority as to the distribution of assets. A class receiving a higher dividend may be considered to have a priority over classes with lower dividends. Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master Feeder Funds; Class Voting on Distribution Plans, Inv. Co. Rel. No. 20915 (Feb. 23, 1995) at n.17 and accompanying text.

Pursuant to Section 6(c) of the 1940 Act, the Commission may, by order on application, conditionally or unconditionally, exempt any person, security or transaction, or any class or classes of persons, securities or transactions from any provision or provisions of the 1940 Act or from any rule or regulation under the 1940 Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Section 23(c) of the 1940 Act provides, in relevant part, that no registered closed-end investment company shall purchase securities of which it is the issuer, except: (a) on a securities exchange or other open market; (b) pursuant to tenders, after reasonable opportunity to submit tenders given to all holders of securities of the class to be purchased; or (c) under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors.

Section 23(c)(3) provides that the Commission may issue an order that would permit a closed-end investment company to repurchase its shares in circumstances in which the repurchase is made in a manner or on a basis that does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act prohibit an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from participating in or effecting any transaction in connection with any joint enterprise or joint arrangement in which the investment company participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under Section 17(d) and Rule 17d-1, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

V. DISCUSSION

A. Background

In its 1992 study entitled *Protecting Investors: A Half Century of Investment Company Regulation* ("*Protecting Investors*"), the Commission's Division of Investment Management recognized that the 1940 Act imposes a rigid classification system that dictates many important regulatory consequences.[8] For example, the characterization of a management company as "open-end" or "closed-end" has historically been crucial to the determination of the degree of liquidity the fund's shareholders will have, and thus the liquidity required of the fund's investments.

Furthermore, except as noted below, there has been no middle ground between the two extremes. Open-end funds have offered complete liquidity to their shareholders and thus required virtually complete liquidity of the underlying investments, while closed-end funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors. Under this bipolar system of regulation, neither form has provided the best vehicle for offering portfolios that have substantial, but not complete, liquidity. In *Protecting Investors*, the staff determined that, given the changes in the securities market since 1940 — in particular the emergence of semi-liquid investment opportunities — it was appropriate to re-examine the classification system and its regulatory requirements.[9]

One exception to the liquid/illiquid dichotomy has been the so called "prime-rate funds." These funds, first introduced in 1988, invest primarily in loans and provide shareholders liquidity through periodic tender offers or, more recently, periodic repurchases under Rule 23c-3.

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[8] SEC Staff Report, *Protecting Investors: A Half Century of Investment Company Regulation* (May 1992), at 421.

[9] *Id.* at 424.

6

Protecting Investors recognized that the rigidity of the 1940 Act's classification system had become a limitation on sponsors' ability to offer innovative products that would take advantage of the ~~vast~~wide array of semi-liquid portfolio securities that currently exist~~ing~~. The report also noted the pioneering efforts of the prime rate funds and the market success they had experienced.[~~7~~10] The report ~~thus~~ concluded that it would be appropriate to provide the opportunity for investment companies to "chart new territory" between the two extremes of the open-end and closed-end forms, consistent with the goals of investor protection.[~~8~~11] The Division of Investment Management thus recommended giving the industry the ability to employ new redemption and repurchas~~ing~~e procedures, subject to Commission rulemaking and oversight.

In accordance with this recommendation, and shortly after *Protecting Investors* was published, the Commission proposed for comment a new rule designed to assist the industry in this endeavor.[~~9~~12] The Commission proposed Rule 23c-3, which began from the closed-end, illiquid perspective under Section 23(c), and provided flexibility to increase shareholder liquidity through periodic repurchase offers under simplified procedures. Rule 23c-3 was adopted in April 1993.[~~10~~13]

The prime rate funds were cited in both Protecting Investors and the Proposing Release as the prototype for the interval concept.[~~11~~14] Nonetheless, while the prime rate funds ~~broke~~created the ~~path~~model for innovation in this area, developments since the origin of these funds make further innovation appropriate. Ample precedent exists for the implementation of a multi-class system and the imposition of asset-based distribution and/or service fees for which the ~~Funds~~Applicants seek relief. Since 1998, the Commission has granted relief to the following closed-end investment companies, among others, to issue multiple classes of ~~s~~Shares, to impose EWCs and to impose distribution and/or service fees, e.g., ~~Aether Infrastructure & Natural Resources Fund, et al., AMG Pantheon Credit Solutions Fund~~Man Diversified Income Fund, Hamilton Lane Private Assets Fund, Lincoln Bain Capital Total Credit Fund, CAIS Sports, Media and Entertainment Fund; GoldenTree Opportunistic Credit Fund, Virtus Global Credit Opportunities Fund, Connetic Venture Capital Access Fund, Blue Owl Alternative Credit Fund, RJ Private Credit Income Fund, Columbia Credit Income Opportunities Fund, ISQ Infrastructure Income Fund, iDirect Private Markets Fund, SEG Partners Long/Short Equity Fund, Coatue CTEK Fund, Capital Group KKR Multi-Sector+, Global X Venture Fund, HarbourVest Private Investments Fund, Privacore PCAAM Alternative Income Fund, TCW Private Asset Income Fund, Callodine Specialty Income Fund, Diamond Hill Securitized Credit Fund, Institutional Investment Strategy Fund, Gemcorp Commodities Alternative Products Fund, Sound Point Alternative Income Fund, Felicitas Private Markets Fund, T. Rowe Price OHA Flexible Credit Income Fund, Wellington Global Multi-Strategy Fund, Russell Investments New Economy Infrastructure Fund, and MA Specialty Credit Income Fund,, Gladstone Alternative Income Fund, et al., CION Grosvenor Infrastructure Fund and CION Grosvenor Management, LLC, Eagle Point Enhanced Income Trust, et al., Coller Secondaries Private Equity Opportunities Fund and Coller Private Market Secondaries Advisors, Octagon XAI CLO Income Fund and XA Investments LLC, Meketa Infrastructure Fund and Meketa Capital, LLC, Oxford Park Income Fund, Inc. and Oxford Park Management, LLC, Accordant ODCE Index Fund and Accordant Investments LLC, Baseline CRE Income Fund, et. al., Polen Credit Opportunities Fund and Polen Capital Credit LLC, Alpha Alternative Assets Fund and Alpha Growth Management LLC, SEI Alternative Income Fund, et. al., Nomura Alternative Income Fund and Nomura Private Capital LLC, Pender Real Estate Credit Fund,~~ Forum Real Estate Income Fund, Fidelity Multi-Strategy Credit Fund, Monachil Credit Income Fund, Cantor Fitzgerald Sustainable Infrastructure Fund, and Bow River~~

[~~7~~10] *Id.* at 439-40.

[~~8~~11] *Id.* at 424.

[~~9~~12] Investment Co. Act Rel. No. 18869 (July 28, 1992) (the "Proposing Release").

[~~10~~13] Investment Co. Act Rel. No. 19399 (~~April~~Apr. 7, 1993) (the "Adopting Release"). The Commission also had proposed Rule 22e-3, which began from the open-end, complete liquidity perspective under Section 22 of the 1940 Act, and permitted periodic or delayed, rather than constant liquidity. The Commission neither adopted nor withdrew proposed Rule 22e-3. To ~~the~~ Applicants' knowledge, the Commission has taken no further action with respect to Rule 22e-3.

[~~11~~14] Protecting Investors, at 439-40; Proposing Release, at 27.

~~Capital Evergreen Fund.[12]~~ and Pender Capital Management, LLC, JPMorgan Private Markets Fund et al, Carlyle AlpInvest Private Markets Fund and AlpInvest Private Equity Investment Management, LLC.[15]

~~[12] *See, e.g.*, Aether Infrastructure & Natural Resources Fund, et al., Investment Co. Rel. Nos. 35168 (April 10, 2024) (notice) and 35186 (May 7, 2024) (order); AMG Pantheon Credit Solutions Fund Investment Co. Rel. Nos. 35116 (January 26, 2024) (notice) and 35134 (February 21, 2024) (order); Nomura Alternative Income Fund and Nomura Private Capital LLC, Investment Co. Rel. Nos. 34871 (March 23, 2023) (notice) and 34889 (April 18, 2023) (order); Pender Real Estate Credit Fund and Pender Capital Management, LLC, Investment Co. Rel. Nos. 34859 (March 16, 2023) (notice) and 34882 (April 11, 2023) (order); Forum Real Estate Income Fund and Forum Capital Advisors LLC, Investment Co. Rel. Nos. 34811 (January 18, 2023) (notice) and 34834 (February 14, 2023) (order); Fidelity Multi-Strategy Credit Fund and Fidelity Diversifying Solutions LLC, Investment Co. Rel. Nos. 34796 (January 5, 2023) (notice) and 34823 (February 1, 2023) (order); Monachil Credit Income Fund and Monachil Capital Partners LP, Investment Co. Rel. Nos. 34792 (December 28, 2022) (notice) and 34813 (January 24, 2023) (order); Cantor Fitzgerald Sustainable Infrastructure Fund and Fitzgerald Investment Advisors, L.P., Investment Co. Rel. Nos. 34758 (November 22, 2022) (notice) and 34789 (December 22, 2022) (order); and Bow River Capital Evergreen Fund and Bow River Asset Management LLC, Investment Co. Rel. Nos. 34421 (November 19, 2021) (notice) and 34442 (December 15, 2021) (order).~~

[15] *See* Man Diversified Income Fund, et al., Inv. Co. Rel. Nos. 35704 (August 1, 2025) (notice) and 35728 (August 27, 2025) (order); Hamilton Lane Private Assets Fund, et al., Inv. Co. Rel. Nos. 35666 (July 3, 2025) (notice) and 35696 (July 29, 2025) (order); Lincoln Bain Capital Total Credit Fund, Lincoln Royalties Income Fund, LP, and Lincoln Financial Investments Corporation, Inv. Co. Rel. Nos. 35587 (May 14, 2025) (notice) and 35630 (June 10, 2025) (order); CAIS Sports, Media and Entertainment Fund and CAIS Advisors LLC, Inv. Co. Rel. Nos. 35580 (May 12, 2025) (notice) and 35627 (June 9, 2025) (order); GoldenTree Opportunistic Credit Fund, et al., Inv. Co. Rel. Nos. 35579 (May 8, 2025) (notice) and 35622 (June 3, 2025) (order); Virtus Global Credit Opportunities Fund and Virtus Investment Advisers, LLC, Inv. Co. Rel. Nos. 35565 (May 2, 2025) (notice) and 35613 (May 28, 2025) (order); Connetic Venture Capital Access Fund and Connetic RIA, LLC, Inv. Co. Rel. Nos. 35543 (April 21, 2025) (notice) and 35591 (May 19, 2025) (order); Blue Owl Alternative Credit Fund, et al., Investment Co. Rel. Nos. 35514 (Mar. 28, 2025) (notice) and 35557 (Apr. 23, 2025) (order); RJ Private Credit Income Fund, et al., Investment Co. Rel. Nos. 35515 (Mar. 28, 2025) (notice) and 35556 (Apr. 23, 2025) (order); Columbia Credit Income Opportunities Fund, et al., Investment Co. Rel. Nos. 35498 (Mar. 14, 2025) (notice) and 35526 (Apr. 9, 2025) (order); ISQ Infrastructure Income Fund, et al., Investment Co. Rel. Nos. 35489 (Mar. 4, 2025) (notice) and 35519 (Apr. 1, 2025) (order); iDirect Private Markets Fund, et al., Investment Co. Rel. Nos. 35474 (Feb. 21, 2025) (notice) and 35497 (Mar. 14, 2025) (order); SEG Partners Long/Short Equity Fund, et al., Investment Co. Rel. Nos. 35466 (Feb. 6, 2025) (notice) and 35491 (Mar. 4, 2025) (order); Coatue CTEK Fund and Coatue Management, L.L.C., Investment Co. Rel. Nos. 35417 (Dec. 13, 2024) (notice) and 35443 (Jan. 8, 2025) (order); Capital Group KKR Multi-Sector+, et al., Investment Co. Rel. Nos. 35410 (Dec. 9, 2024) (notice) and 35441 (Jan. 6, 2025) (order); Global X Venture Fund, et al., Investment Co. Rel. Nos. 35408 (Dec. 9, 2024) (notice) and 35440 (Jan. 6, 2025) (order); HarbourVest Private Investments Fund, et al., Investment Co. Rel. Nos. 35409 (Dec. 9, 2024) (notice) and 35439 (Jan. 6, 2025) (order); Privacore PCAAM Alternative Income Fund, et al., Investment Co. Rel. Nos. 35403 (Nov. 27, 2024) (notice) and 35431 (Dec. 26, 2024) (order); TCW Private Asset Income Fund, et al., Investment Co. Rel. Nos. 35401 (Nov. 26, 2024) (notice) and 35429 (Dec. 23, 2024) (order); Callodine Specialty Income Fund, et al., Investment Co. Rel. Nos. 35399 (Nov. 26, 2024) (notice) and 35428 (Dec. 23, 2024) (order); Diamond Hill Securitized Credit Fund and Diamond Hill Capital Management, Inc., Investment Co. Rel. Nos. 35385 (Nov. 15, 2024) (notice) and 35414 (Dec. 10, 2024) (order); Institutional Investment Strategy Fund and Buena Capital Advisors, LLC, Investment Co. Rel. Nos. 35351 (Oct. 8, 2024) (notice) and 35398 (Nov. 26, 2024) (order); Gemcorp Capital Advisors LLC, et al., Investment Co. Rel. Nos. 35328A (Oct. 23, 2024) (notice) and 35384 (Nov. 14, 2024) (order); Sound Point Alternative Income Fund, Felicitas Private Markets Fund and Skypoint Capital Advisors LLC, Investment Co. Rel. Nos. 35350 (Oct. 4, 2024) (notice) and 35371 (Oct. 30, 2024) (order); T. Rowe Price OHA Flexible Credit Income Fund and OHA Private Credit Advisors II, L.P., Investment Co. Rel. Nos. 35327 (Sept. 19, 2024) (notice) and 35360 (Oct. 16, 2024) (order); Wellington Global Multi-Strategy Fund, et al., Investment Co. Rel. Nos. 35317 (Sept. 10, 2024) (notice) and 35353 (Oct. 8, 2024) (order); Russell Investments New Economy Infrastructure Fund, et al., Investment Co. Rel. Nos. 35321 (Sept. 13, 2024) (notice) and 35356 (Oct. 9, 2024) (order); and MA Specialty Credit Income Fund, et al., Investment Co. Rel. Nos. 35316 (Sept. 10, 2024) (notice) and 35352 (Oct. 8, 2024) (order); Gladstone Alternative Income Fund, et al., Investment Co. Rel. No. IC-35307 (August 26, 2024) (Notice) and IC-35330 (September 23, 2024) (Order); CION Grosvenor Infrastructure Fund and CION Grosvenor Management, LLC, Investment Co. Rel. No. IC-35279 (July 17, 2024) (Notice) and IC-35293 (August 13, 2024) (Order); Eagle Point Enhanced Income Trust, et al., Investment Co. Rel. No. IC-35205 (May 28, 2024) (Notice) and IC-35219 (June 25, 2024) (Order); Coller Secondaries Private Equity Opportunities Fund and Coller Private Market Secondaries Advisors, LLC, Investment Co. Rel. No. IC-35143 (February 22, 2024)

B. Multiple Classes of Shares — Exemptions from Sections 18(a)(2), 18(c) and 18(i) ~~under~~of the 1940 Act

Applicants request exemptive relief to the extent that ~~a Fund's~~the issuance and sale of multiple classes of ~~s~~Shares of a Fund might be deemed to result in the issuance of a ~~class of~~ "senior security"[16] within the meaning of Section 18(g) of the 1940 Act that would violate the provisions of Section 18(a)(2) of the 1940 Act, violate the equal voting provisions of Section 18(i) of the 1940 Act, and if more than one class of senior security were issued, violate Section 18(c) of the 1940 Act.

A registered closed-end investment company may have only one class of senior security representing indebtedness and only one class of stock that is a senior security. With respect to the class of stock that is a senior security, i.e., preferred stock, the preferred stock must have certain rights as described in Section 18(a)(2). Section 18(a)(2)(A) and (B) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless (a) immediately after such issuance it will have an asset coverage of at least 200% and (b) provision is made to prohibit the declaration of any distribution, upon its common stock, or the purchase of any such common stock, unless in every such case such senior security has at the time of the declaration of any such distribution, or at the time of any such purchase, an asset coverage of at least 200% after deducting the amount of such distribution or purchase price, as the case may be. Section 18(a)(2)(C) and (D) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless~~,~~ stockholders have the right, voting separately as a class, to: (i) elect at least two directors at all times; (ii) elect a majority of the directors if, at any time, dividends on such class of securities have been unpaid in an amount equal to two full years'~~!~~' dividends on such securities; and (iii) approve any plan of reorganization adversely affecting their securities or any action requiring a vote of security holders as set forth in ~~s~~Section 13(a).~~13~~17 Section 18(a)(2)(E) requires that such class of stock will have "complete priority over any other class as to distribution of assets and payment of dividends, which dividends shall be cumulative."

Section 18(i) provides:

Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company . . . shall be a voting stock and have equal voting rights with

(Notice) and IC-35156 (March 19, 2024) (Order); Octagon XAI CLO Income Fund and XA Investments LLC, Investment Co. Rel. No. IC-35086 (Jan. 8, 2024) (Notice) and IC-35124 (Feb. 5, 2024) (Order); Meketa Infrastructure Fund and Meketa Capital, LLC, Investment Co. Rel. No. IC-35056 (Nov. 21, 2023) (Notice) and IC-35070 (Dec. 19, 2023) (Order); Oxford Park Income Fund, Inc. and Oxford Park Management, LLC, Investment Co. Rel. No. IC-35052 (Nov. 21, 2023) (Notice) and IC-35069 (Dec. 19, 2023) (Order); Accordant ODCE Index Fund and Accordant Investments LLC, Investment Co. Rel. No. 35025 (September 28, 2023) (Notice) and 35038 (October 24, 2023) (Order); Baseline CRE Income Fund, et. al., Investment Co. Rel. No. 35026 (September 28, 2023) (Notice) and 35039 (October 24, 2023) (Order); Polen Credit Opportunities Fund and Polen Capital Credit LLC, Investment Co. Rel. No. 34967 (July 27, 2023) (Notice) and 34988 (August 22, 2023) (Order); Alpha Alternative Assets Fund and Alpha Growth Management LLC, Investment Co. Rel. No. 34966 (July 27, 2023) (Notice) and 34989 (August 22, 2023) (Order); SEI Alternative Income Fund, et. al., Investment Co. Rel. No. 34909 (May 8, 2023) (Notice) and 34937 (June 5, 2023) (Order); Nomura Alternative Income Fund and Nomura Private Capital LLC, Investment Co. Rel. No. 34871 (March 23, 2023) (Notice) and 34889 (April 18, 2023) (Order); Pender Real Estate Credit Fund and Pender Capital Management, LLC, Investment Co. Rel. No. 34859 (March 16, 2023) (Notice) and 34882 (April 11, 2023) (Order); JPMorgan Private Markets Fund et al, Investment Co. Rel. No. 34846 (March 6, 2023) (Notice) and 34876 (April 3, 2023) (Order); and Carlyle AlpInvest Private Markets Fund and AlpInvest Private Equity Investment Management, LLC, Investment Co. Rel. Nos. 34832 (February 13, 2023) (Notice) and 34852 (March 13, 2023) (Order).

16 Section 18(g) of the 1940 Act defines "senior security" as any bond, debenture, note or similar obligation or instrument constituting a security and evidencing indebtedness. This definition also includes any stock of a class having priority over any other class as to distribution of assets or payment of dividends.

~~13~~17 Section 13(a) requires, among other things, that a majority of the fund's outstanding voting securities must approve converting to a mutual fund format.

every other outstanding voting stock: *Provided*, That this subsection shall not apply . . . to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.

Finally, Section 18(c) of the 1940 Act provides that:

"it shall be unlawful for any registered closed-end investment company . . . to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock," except that "any such class of . . . stock may be issued in one or more series: ~~p~~*Provided*, ~~that~~That no such series shall have a preference or priority over any other series upon the distribution of the assets of such registered closed-end company or in respect of the payment of interest or dividends~~. . .~~ . . . ."

The multi-class system proposed herein may result in ~~s~~Shares of a class having priority over another class as to payment of dividends and having unequal voting rights, because under the proposed system (i) shareholders of different classes would pay different distribution and/or service fees (and related costs as described above), different administrative fees and any other incremental expenses that should be properly allocated to a particular class, and (ii) each class would be entitled to exclusive voting rights with respect to matters solely related to that class.

Applicants believe that the implementation of the proposed multi-class system will enhance shareholder options. Under a multi-class system, an investor can choose the method of purchasing ~~s~~Shares that is most beneficial given the amount of his or her purchase, the length of time the investor expects to hold his or her ~~s~~Shares and other relevant circumstances. The proposed arrangements would permit a Fund to facilitate both the distribution of its securities and provide investors with a broader choice of shareholder services.

By contrast, if a Fund were required to organize separate investment portfolios for each class of ~~s~~Shares, the success of the new portfolios might be limited. Unless each new portfolio grew at a sufficient rate and to a sufficient size, it could be faced with liquidity and diversification problems that would prevent the portfolio from producing a favorable return.

Under the proposal, owners of each class of ~~s~~Shares may be relieved under the multi-class system of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of ~~s~~Shares than they would be otherwise. As a Fund grows in volume of assets, the investors will derive benefits from economies of scale that would not be available at smaller volumes.

The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the 1940 Act's "senior security" provisions are satisfied. After having granted numerous exemptive orders ("multiple class exemptive orders") to open-end investment companies permitting those funds to issue two or more classes of shares representing interests in the same portfolio,[~~14~~18] the Commission adopted Rule 18f-3 under the 1940 Act in 1995, which now permits open-end funds to maintain or create multiple classes without seeking individual exemptive orders, as long as certain conditions are met.[~~15~~19]

[~~14~~18] See Sierra Trust Funds, et al., Investment Co. Act Rel. No. 20093 (~~February~~Feb. 23, 1994) (notice) and Investment Co. Act Rel. No. 20153 (~~March~~Mar. 22, 1994) (order); see also Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds, Investment Co. Act Rel. No. 19955 (~~December~~Dec. 15, 1993).

[~~15~~19] See Investment Co. Act Rel. No. 20915 (~~February~~Feb. 23, 1995). As adopted, Rule 18f-3 creates an exemption for mutual funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule 18f-3, the Commission also amended Rule 12b-1 under the 1940 Act to clarify that each class of shares must have separate 12b-1 plan provisions. Moreover, any action on the 12b-1 plan (i.e., trustee or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains, losses and expenses and that clarify the shareholder voting provisions of the rule.

Applicants believe that the proposed closed-end investment company multiple class structure does not raise ~~the~~ concerns underlying Section 18 of the 1940 Act to any greater degree than open-end investment companies' multiple class structures. The proposed multiple class structure does not relate to borrowings and will not adversely affect a Fund's assets. In addition, the proposed structure will not increase the speculative character of ~~each~~a Fund's ~~s~~Shares. Applicants also believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of shareholders.

Applicants believe that the rationale for, and conditions contained in, Rule 18f-3 are as applicable to a closed-end investment company seeking to offer multiple classes of shares with varying distribution and~~/or~~ service arrangements in a single portfolio as they are to open-end funds. Each Fund will comply with the provisions of Rule 18f-3 as if it were an open-end investment company, including, among others, its provisions relating to differences in expenses, special allocations of other expenses, voting rights, conversions and exchanges and disclosures. In fact, each Fund will in many ways resemble~~s~~ an open-end fund in its manner of operation and in the distribution of its ~~s~~Shares.

In particular, the Funds will offer their ~~s~~Shares continuously at a price based on net asset value, plus any applicable front-end sales ~~charge~~load. Differences among classes will, as detailed above, relate largely to differences in distribution and~~/or~~ service arrangements. Applicants note that open-end and closed-end funds are subject to different technical provisions governing the issuance of senior securities. However, those technical differences do not appear relevant here. Although closed-end funds may not issue multiple classes of shares without exemptive relief, the Commission has granted specific exemptive relief to similarly-situated closed-end funds.[~~16~~20] Provisions regulating the issuance by closed-end funds of debt or preferred stock should have no bearing on an application by a

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[~~16~~20] *See* ~~Aether Infrastructure & Natural Resources~~Man Diversified Income Fund, et al., supra note 15; Hamilton Lane Private Assets Fund, et al., supra note ~~12; AMG Pantheon~~15; Lincoln Bain Capital Total Credit ~~Solutions~~Fund ~~supra note 12~~, Lincoln Royalties Income Fund, LP, and Lincoln Financial Investments Corporation, supra note 15; CAIS Sports, Media and Entertainment Fund and CAIS Advisors LLC, supra note 15; GoldenTree Opportunistic Credit Fund, et al., supra note 15; Virtus Global Credit Opportunities Fund and Virtus Investment Advisers, LLC, supra note 15; Connetic Venture Capital Access Fund and Connetic RIA, LLC, supra note 15; Blue Owl Alternative Credit Fund, et al., supra note 15; RJ Private Credit Income Fund, et al., supra note 15; Columbia Credit Income Opportunities Fund, et al., supra note 15; ISQ Infrastructure Income Fund, et al., supra note 15; iDirect Private Markets Fund, et al., supra note 15; SEG Partners Long/Short Equity Fund, et al., supra note 15; Coatue CTEK Fund and Coatue Management, L.L.C., supra note 15; Capital Group KKR Multi-Sector+, et al., supra note 15; Global X Venture Fund, et al., supra note 15; HarbourVest Private Investments Fund, et al., supra note 15; Privacore PCAAM Alternative Income Fund, et al., supra note 15; TCW Private Asset Income Fund, et al., supra note 15; Callodine Specialty Income Fund, et al., supra note 15; Diamond Hill Securitized Credit Fund and Diamond Hill Capital Management, Inc., supra note 15; Institutional Investment Strategy Fund and Buena Capital Advisors, LLC, supra note 15; Gemcorp Capital Advisors LLC, et al supra note 15; Sound Point Alternative Income Fund, Felicitas Private Markets Fund and Skypoint Capital Advisors LLC, supra note 15; T. Rowe Price OHA Flexible Credit Income Fund and OHA Private Credit Advisors II, L.P., supra note 15; Wellington Global Multi-Strategy Fund, et al., supra note 15; Russell Investments New Economy Infrastructure Fund, et al., supra note 15; and MA Specialty Credit Income Fund, et al., supra note 15; Gladstone Alternative Income Fund, et al., supra note 15; CION Grosvenor Infrastructure Fund and CION Grosvenor Management, LLC, supra note 15; Eagle Point Enhanced Income Trust, et al., supra note 15; Coller Secondaries Private Equity Opportunities Fund and Coller Private Market Secondaries Advisors, supra note 15; Octagon XAI CLO Income Fund and XA Investments LLC, supra note 15; Meketa Infrastructure Fund and Meketa Capital, LLC, supra note 15; Oxford Park Income Fund, Inc. and Oxford Park Management, LLC, supra note 15; Accordant ODCE Index Fund and Accordant Investments LLC, supra note 15; Baseline CRE Income Fund, et. al., supra note 15; Polen Credit Opportunities Fund and Polen Capital Credit LLC, supra note 15; Alpha Alternative Assets Fund and Alpha Growth Management LLC, supra note 15; SEI Alternative Income Fund, et. al., supra note 15; Nomura Alternative Income Fund and Nomura Private Capital LLC, supra note ~~12~~15; Pender Real Estate Credit Fund ~~supra note 12; Forum Real Estate Income Fund supra note 12; Fidelity Multi-Strategy Credit Fund supra note 12; Monachil Credit Income Fund supra note 12; Cantor Fitzgerald Sustainable Infrastructure Fund supra note 12; and Bow River Capital Evergreen Fund, supra note 12~~and Pender Capital Management, LLC, supra note 15; JPMorgan Private Markets Fund et al, supra note 15; and Carlyle AlpInvest Private Markets Fund and AlpInvest Private Equity Investment Management, LLC, supra note 15.

closed-end fund for an exemptive order permitting the issuance of multiple classes of common shares. Therefore, Applicants propose to base the conditions under which the Funds would issue multiple classes of ~~s~~Shares on those contained in Rule 18f-3.

Applicants believe that the proposed allocation of expenses and voting rights relating to the asset-based distribution and/or service fees applicable to the different classes of ~~s~~Shares of each Fund in the manner described above is equitable and would not discriminate against any group of shareholders. ~~Each~~ Applicant~~s~~ ~~is~~are aware of the need for full disclosure of the proposed multi-class system in ~~each~~a Fund!'s prospectus and of the differences among the various classes and the different expenses of each class of ~~s~~Shares offered. Each Fund will include in its prospectus disclosure of the fees, expenses and other characteristics of each class of ~~s~~Shares offered for sale by the prospectus, as is required for open-end multi-class funds under Form N-1A.~~17~~21 Applicants also note that the Commission has adopted rule and form amendments to require registered open-end management investment companies to disclose fund expenses borne by shareholders during the reporting period in shareholder reports~~18~~22 and to describe in their prospectuses any arrangements that result in breakpoints in, or elimination of, sales loads.~~19~~23 Each Fund will include these disclosures in its shareholder reports and prospectus.

Each Fund will comply with any requirements that the Commission or FINRA may adopt regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding prospectus disclosure of sales loads and revenue sharing arrangements, as if those requirements applied to each Fund.24 In addition, each Fund will contractually require that any distributor of the Fund's ~~s~~Shares comply with such requirements in connection with the distribution of such Fund's ~~s~~Shares.

In June 2006, the Commission adopted enhanced fee disclosure requirements for fund of funds including registered funds of hedge funds.~~20~~25 Applicants will comply with all such applicable disclosure requirements.

The requested relief is similar to the exemptions discussed above granted by the Commission to ~~Aether Infrastructure & Natural Resources Fund, AMG Pantheon Credit Solution Fund~~Man Diversified Income Fund, Hamilton Lane Private Assets Fund, Lincoln Bain Capital Total Credit Fund, CAIS Sports, Media and Entertainment Fund; GoldenTree Opportunistic Credit Fund, Virtus Global Credit Opportunities Fund, Connetic Venture Capital Access Fund,Blue Owl Alternative Credit Fund, RJ Private Credit Income Fund, Columbia Credit Income Opportunities Fund, ISQ Infrastructure Income Fund, iDirect Private Markets Fund, SEG Partners Long/Short Equity Fund, Coatue CTEK Fund, Capital Group KKR Multi-Sector+, Global X Venture Fund, HarbourVest Private Investments Fund, Privacore PCAAM Alternative Income Fund, TCW Private Asset Income Fund, Callodine Specialty Income Fund, Diamond Hill Securitized Credit Fund, Institutional Investment Strategy Fund, Gemcorp Commodities Alternative Products Fund, Sound Point Alternative Income Fund, Felicitas Private Markets Fund, T. Rowe Price OHA Flexible Credit Income Fund, Wellington Global Multi-Strategy Fund, Russell Investments New

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~~17~~21 In all respects other than class-by-class disclosure, each Fund will comply with the requirements of Form N-2.

~~18~~22 Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Rel. No. 26372 (Feb. 27, 2004) (adopting release).

~~19~~23 Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Rel. No. 26464 (June 7, 2004) (adopting release).

24 "Self-Regulatory Organizations; Financial Industry Regulatory Authority, Inc.; Notice of Filing of Proposed Rule Change and Amendment No. 1 to Adopt NASD Rule 2830 as FINRA Rule 2341 (Investment Company Securities) in Consolidated FINRA Rulebook, Securities Exchange Act Release No. 64386 (May 3, 2011); Confirmation Requirements and Point of Sale Disclosure Requirements for Transactions in Certain Mutual Funds and Other Securities and Other Confirmation Requirement Amendments, and Amendments to the Registration Form for Mutual Funds, Investment Company Act Release No. 26341 (Jan. 29, 2004) (proposing release); Notice of Filing and Immediate Effectiveness of a Proposed Rule Change to Adopt NASD Rule 2830 as FINRA Rule 2341 (Investment Company Securities) in Consolidated FINRA Rulebook, Securities Exchange Act Release No. 78130 (June 22, 2016)."

~~20~~25 Fund of Funds Investments, Investment Company Act Rel. Nos. 26198 (Oct. 1, 2003) (proposing release) and 27399 (June 20, 2006) (adopting release). See also Rules 12d1-1, et seq. of the 1940 Act.

Economy Infrastructure Fund, Wellington Global Multi-Strategy Fund and MA Specialty Credit Income Fund Gladstone Alternative Income Fund, et al., CION Grosvenor Infrastructure Fund and CION Grosvenor Management, LLC, Eagle Point Enhanced Income Trust, et al., Coller Secondaries Private Equity Opportunities Fund and Coller Private Market Secondaries Advisors, Octagon XAI CLO Income Fund and XA Investments LLC, Meketa Infrastructure Fund and Meketa Capital, LLC, Oxford Park Income Fund, Inc. and Oxford Park Management, LLC, Accordant ODCE Index Fund and Accordant Investments LLC, Baseline CRE Income Fund, et. al., Polen Credit Opportunities Fund and Polen Capital Credit LLC, Alpha Alternative Assets Fund and Alpha Growth Management LLC, SEI Alternative Income Fund, et. al., Nomura Alternative Income Fund and Nomura Private Capital LLC, Pender Real Estate Credit Fund~~, Forum Real Estate Income Fund, Fidelity Multi-Strategy Credit Fund, Monachil Credit Income Fund, Cantor Fitzgerald Sustainable Infrastructure Fund and Bow River Capital Evergreen Fund.[21]~~ and Pender Capital Management, LLC, JPMorgan Private Markets Fund et al, and Carlyle AlpInvest Private Markets Fund and AlpInvest Private Equity Investment Management, LLC.[26] Accordingly, Applicants believe there is ample precedent for the implementation of a multi-class system.

        C.   <u>Early Withdrawal Charge</u>

Rule 23c-3 under the <u>1940</u> Act permits an interval fund to make repurchase offers of between ~~five~~5% and ~~twenty-five percent~~25% of its outstanding shares at net asset value at periodic intervals pursuant to a fundamental policy of the interval fund. Rule 23c-3(b)(1) requires an interval fund to repurchase shares at net asset value and expressly permits the interval fund to deduct from repurchase proceeds only a repurchase fee, not to exceed ~~two~~

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[21] ~~See Aether Infrastructure & Natural Resources Fund, et al., supra note 12; AMG Pantheon Credit Solutions Fund supra note 12; Nomura Alternative Income Fund supra note 12; Pender Real Estate Credit Fund supra note 12; Forum Real Estate Income Fund supra note 12; Fidelity Multi-Strategy Credit Fund supra note 12; Monachil Credit Income Fund supra note 12; Cantor Fitzgerald Sustainable Infrastructure Fund supra note 12; and Bow River Capital Evergreen Fund, supra note 12.~~

[26] See Man Diversified Income Fund, et al., supra note 15; Hamilton Lane Private Assets Fund, et al., supra note 15; Lincoln Bain Capital Total Credit Fund, Lincoln Royalties Income Fund, LP, and Lincoln Financial Investments Corporation, supra note 15; CAIS Sports, Media and Entertainment Fund and CAIS Advisors LLC, supra note 15; GoldenTree Opportunistic Credit Fund, et al., supra note 15; Virtus Global Credit Opportunities Fund and Virtus Investment Advisers, LLC, supra note 15; Connetic Venture Capital Access Fund and Connetic RIA, LLC, supra note 15; Blue Owl Alternative Credit Fund, et al., supra note 15; Blue Owl Alternative Credit Fund, et al., supra note 15; RJ Private Credit Income Fund, et al., supra note 15; Columbia Credit Income Opportunities Fund, et al., supra note 15; ISQ Infrastructure Income Fund, et al., supra note 15; iDirect Private Markets Fund, et al., supra note 15; SEG Partners Long/Short Equity Fund, et al., supra note 15; Coatue CTEK Fund and Coatue Management, L.L.C., supra note 15; Capital Group KKR Multi-Sector+, et al., supra note 15; Global X Venture Fund, et al., supra note 15; HarbourVest Private Investments Fund, et al., supra note 15; Privacore PCAAM Alternative Income Fund, et al., supra note 15; TCW Private Asset Income Fund, et al., supra note 15; Callodine Specialty Income Fund, et al., supra note 15; Diamond Hill Securitized Credit Fund and Diamond Hill Capital Management, Inc., supra note 15; Institutional Investment Strategy Fund and Buena Capital Advisors, LLC, supra note 15; Gemcorp Capital Advisors LLC, et al supra note 15; Sound Point Alternative Income Fund, Felicitas Private Markets Fund and Skypoint Capital Advisors LLC, supra note 15; T. Rowe Price OHA Flexible Credit Income Fund and OHA Private Credit Advisors II, L.P., supra note 15; Wellington Global Multi-Strategy Fund, et al., supra note 15; Russell Investments New Economy Infrastructure Fund, et al., supra note 15; and MA Specialty Credit Income Fund, et al., supra note 15; Gladstone Alternative Income Fund, et al., supra note 15; CION Grosvenor Infrastructure Fund and CION Grosvenor Management, LLC, supra note 15; Eagle Point Enhanced Income Trust, et al., supra note 15; Coller Secondaries Private Equity Opportunities Fund and Coller Private Market Secondaries Advisors, supra note 15; Octagon XAI CLO Income Fund and XA Investments LLC, supra note 15; Meketa Infrastructure Fund and Meketa Capital, LLC, supra note 15; Oxford Park Income Fund, Inc. and Oxford Park Management, LLC, supra note 15; Accordant ODCE Index Fund and Accordant Investments LLC, supra note 15; Baseline CRE Income Fund, et. al., supra note 15; Polen Credit Opportunities Fund and Polen Capital Credit LLC, supra note 15; Alpha Alternative Assets Fund and Alpha Growth Management LLC, supra note 15; SEI Alternative Income Fund, et. al., supra note 15; Nomura Alternative Income Fund and Nomura Private Capital LLC, supra note 15; Pender Real Estate Credit Fund and Pender Capital Management, LLC, supra note 15; JPMorgan Private Markets Fund et al, supra note 15; and Carlyle AlpInvest Private Markets Fund and AlpInvest Private Equity Investment Management, LLC, supra note 15.

~~percent~~2.00% of proceeds, that is paid to the interval fund and is reasonably intended to compensate the fund for expenses directly related to the repurchase.

Applicants seek relief from this requirement of Rule 23c-3(b)(1) to the extent necessary for the Funds to impose EWCs, which are distribution-related fees payable to a distributor, on ~~s~~Shares submitted for repurchase that have been held for less than a specified period. The Funds ~~may seek~~are seeking to impose EWCs that are the functional equivalent of the CDSLs that open-end investment companies may charge under Rule 6c-10 under the 1940 Act. The Funds ~~may~~would assess EWCs in much the same way non-interval funds currently assess EWCs. As more fully described below, these charges ~~will~~would be paid to ~~the~~a distributor and are functionally similar to CDSLs imposed by open-end funds. Relief to permit the imposition of EWCs would be consistent with the approach the Commission has taken with respect to CDSLs imposed by open-end funds ~~which~~that offer their securities continuously, as ~~the Initial~~each Fund ~~intends to do~~would for its ~~common s~~Shares. Any EWC imposed by the Funds will comply with Rule 6c-10 under the 1940 Act as if the rule were applicable to closed-end funds.

In the Adopting Release, the Commission stated that "the requirement [of Rule 23c-3(b)(1)] that repurchases take place at net asset value and the limitation of repurchase fees to ~~no greater than~~two percent implicitly preclude the imposition" of CDSLs.[~~22~~27] The Commission stated, however, that even though it was not proposing any provisions regarding the use of CDSLs by interval funds, such consideration may be appropriate after the Commission considers whether to adopt proposed Rule 6c-10, which would permit the imposition of CDSLs by open-end companies, and has the opportunity to monitor the effects of the ~~FINRA~~NASD ~~S~~sales ~~C~~charge ~~R~~rule upon distribution charges of open-end companies, which goes into effect in July of [1993].[~~23~~28]

Since adopting Rule 23c-3, the Commission has adopted Rule 6c-10. That rule adopts a flexible approach, and permits open-end funds to charge CDSLs as long as (i) the amount of the CDSL does not exceed a specified percentage of net asset value or offering price at the time of the purchase, (ii) the terms of the sales load comply with the provisions of the ~~FINRA~~ Sales Charge Rule, governing sales ~~charges~~loads for open-end funds and (iii) deferred sales loads are imposed in a non-discriminatory fashion (scheduled variations or elimination of sales loads in accordance with Rule 22d-1 are permitted). Rule 6c-10 is grounded in policy considerations supporting the employment of CDSLs where there are adequate safeguards for the investor. These same policy considerations support imposition of EWCs in the interval fund context and are a solid basis for the Commission to grant exemptive relief to permit interval funds to impose EWCs.

With respect to the policy considerations supporting imposition of EWCs, as the Commission recognized when it promulgated Rule 23c-3, several non-interval funds that had been making periodic repurchase offers to their shareholders imposed early withdrawal charges comparable to CDSLs.[~~24~~29] Traditional closed-end funds, which do not regularly offer to repurchase shares, do not generally impose EWCs although nothing in the 1940 Act would preclude them from doing so. Section 23(c)(2) of the 1940 Act does not regulate the price at which shares may be purchased in a tender offer. When a closed-end fund continuously offers its shares at net asset value and provides its shareholders with periodic opportunities to tender their shares, however, the fund~~!~~'s distributor (like the distributor of an open-end fund) may need to recover distribution costs from shareholders who exit their investments early. In the case of the Initial Fund's initial share class, the distributor may pay out of its own resources compensation to selected dealers that sell Fund Shares at the time of sale, based on the dollar amount of the Shares sold by the dealer. Moreover, like open-end funds, interval funds need to discourage investors from moving their money quickly in and out of the fund, a practice that imposes costs on all shareholders.

[~~22~~27] Adopting Release. Rule 23c-3(b)(1) provides in pertinent part: "The company shall repurchase the stock for cash at net asset value determined on the repurchase pricing date~~. . . .~~… The company may deduct from the repurchase proceeds only a repurchase fee not to exceed two percent of the proceeds, that is paid to the company for expenses directly related to the repurchase."

[~~23~~28] *Id.*

[~~24~~29] Adopting Release, Section II.A.7.c. Section 23(c)(2) of the 1940 Act does not require that repurchases be made at net asset value.

Neither the Proposing Release nor the Adopting Release suggests that the purpose underlying Rule 23c-3(b)(1)'s requirements that repurchases take place at net asset value is to preclude interval funds from imposing EWCs. Rather, its purpose is to prohibit funds from discriminating among shareholders in prices paid for shares tendered in a repurchase offer.[~~25~~30] The best price rules under Rule 23c-1(a)(9) of the 1940 Act and Rule 13e-4(f)(8)(ii) of the Exchange Act address this same concern. The Commission staff does not construe those rules to forbid closed-end funds making repurchase offers under Section 23(c)(2) from imposing EWCs.[~~26~~31] There is, in Applicants' view, no rational basis to apply Rule 23c-3(b)(1)'s requirements differently. Moreover, each Fund will be treating all similarly situated shareholders the same. Each Fund will disclose to all shareholders the applicability of the EWCs (and any scheduled waivers of the EWC) to each category of shareholders and, as a result, no inequitable treatment of shareholders with respect to the price paid in a repurchase offer will result. Each Fund also will disclose EWCs in accordance with the requirements of Form N-1A concerning CDSLs, as if the Fund were an open-end investment company.

As required by Rule 6c-10 for open-end funds, each Fund relying on the Order will comply with shareholder ~~service and~~ distribution and/or service fee limits imposed by the ~~FINRA~~ Sales Charge Rule on the same basis as if it were an open-end investment company. In this regard, a Fund will pay ~~service~~distribution and/or ~~distribution~~service fees pursuant to plans that are designed to meet the requirements of the ~~FINRA~~ Sales Charge Rule on the same basis as if it were an open-end investment company subject to that rule.

[~~25~~30] See Proposing Release, Section II.A.7; Adopting Release, Section II.A.7.

[~~26~~31] See Adopting Release, Section II.A.7.c. (recognizing that several closed-end funds making periodic repurchases pursuant to Section 23(c)(2) impose early withdrawal charges).

The Commission has previously granted the same type of exemptive relief requested herein.~~27~~32 In each case, the Commission granted relief from Rule 23c-3(b)(1) to an interval fund to charge EWCs to certain shareholders who tender for repurchase shares that have been held for less than a specified period.

D.   Waivers of ~~Early Withdrawal Charges~~EWCs

Each Fund may grant waivers of the EWCs on repurchases in connection with certain categories of shareholders or transactions established from time to time. Each Fund will apply the EWC (and any waivers~~,~~ or scheduled variations~~, or eliminations~~ of the EWC) uniformly to all shareholders in a given class and consistently with the requirements of Rule 22d-1 under the 1940 Act as if the Fund~~s were~~was an open-end investment compan~~ies~~y. ~~It is anticipated that a Fund will grant~~The Shares that benefit from such waivers ~~of the EWC only under circumstances where the granting of such waiver is unlikely to~~are less likely to be the cause of rapid turnover in ~~s~~Shares of ~~the~~a Fund, particularly where there are also important policy reasons to waive the EWC, such as when ~~s~~Shares are tendered for repurchase due to the death, disability or retirement of the shareholder. Events such as death, disability or retirement are not likely to cause high turnover in ~~s~~Shares of a Fund, and financial needs on the part of the shareholder or the shareholder's family are often precipitated by such events. The EWC may also be waived in connection with a number of additional circumstances, including the following repurchases of ~~s~~Shares held by employer sponsored benefit plans: (i) repurchases to satisfy participant loan advances; (ii) repurchases in connection with distributions qualifying under the hardship provisions of the Internal Revenue Code of 1986, as amended; and (iii) repurchases representing returns of excess contributions to such plans. Furthermore, if a distributor has not incurred significant promotional expenses (by making up-front payments to selling dealers) in

---

~~27~~32 See ~~Aether Infrastructure & Natural Resources~~Man Diversified Income Fund, et al., supra note 15; Hamilton Lane Private Assets Fund, et al., supra note ~~12; AMG Pantheon~~15; Lincoln Bain Capital Total Credit ~~Solutions~~ Fund ~~supra note 12~~, Lincoln Royalties Income Fund, LP, and Lincoln Financial Investments Corporation, supra note 15; CAIS Sports, Media and Entertainment Fund and CAIS Advisors LLC, supra note 15; GoldenTree Opportunistic Credit Fund, et al., supra note 15; Virtus Global Credit Opportunities Fund and Virtus Investment Advisers, LLC, supra note 15; Connetic Venture Capital Access Fund and Connetic RIA, LLC, supra note 15; Blue Owl Alternative Credit Fund, et al., supra note 15; Blue Owl Alternative Credit Fund, et al., supra note 15; RJ Private Credit Income Fund, et al., supra note 15; Columbia Credit Income Opportunities Fund, et al., supra note 15; ISQ Infrastructure Income Fund, et al., supra note 15; iDirect Private Markets Fund, et al., supra note 15; SEG Partners Long/Short Equity Fund, et al., supra note 15; Coatue CTEK Fund and Coatue Management, L.L.C., supra note 15; Capital Group KKR Multi-Sector+, et al., supra note 15; Global X Venture Fund, et al., supra note 15; HarbourVest Private Investments Fund, et al., supra note 15; Privacore PCAAM Alternative Income Fund, et al., supra note 15; TCW Private Asset Income Fund, et al., supra note 15; Callodine Specialty Income Fund, et al., supra note 15; Diamond Hill Securitized Credit Fund and Diamond Hill Capital Management, Inc., supra note 15; Institutional Investment Strategy Fund and Buena Capital Advisors, LLC, supra note 15; Gemcorp Capital Advisors LLC, et al supra note 15; Sound Point Alternative Income Fund, Felicitas Private Markets Fund and Skypoint Capital Advisors LLC, supra note 15; T. Rowe Price OHA Flexible Credit Income Fund and OHA Private Credit Advisors II, L.P., supra note 15; Wellington Global Multi-Strategy Fund, et al., supra note 15; Russell Investments New Economy Infrastructure Fund, et al., supra note 15; and MA Specialty Credit Income Fund, et al., supra note 15; Gladstone Alternative Income Fund, et al., supra note 15; CION Grosvenor Infrastructure Fund and CION Grosvenor Management, LLC, supra note 15; Eagle Point Enhanced Income Trust, et al., supra note 15; Coller Secondaries Private Equity Opportunities Fund and Coller Private Market Secondaries Advisors, supra note 15; Octagon XAI CLO Income Fund and XA Investments LLC, supra note 15; Meketa Infrastructure Fund and Meketa Capital, LLC, supra note 15; Oxford Park Income Fund, Inc. and Oxford Park Management, LLC, supra note 15; Accordant ODCE Index Fund and Accordant Investments LLC, supra note 15; Baseline CRE Income Fund, et. al., supra note 15; Polen Credit Opportunities Fund and Polen Capital Credit LLC, supra note 15; Alpha Alternative Assets Fund and Alpha Growth Management LLC, supra note 15; SEI Alternative Income Fund, et. al., supra note 15; Nomura Alternative Income Fund and Nomura Private Capital LLC, supra note ~~12~~15; Pender Real Estate Credit Fund ~~supra note 12; Forum Real Estate Income Fund supra note 12; Fidelity Multi-Strategy Credit Fund supra note 12; Monachil Credit Income Fund supra note 12; Cantor Fitzgerald Sustainable Infrastructure Fund supra note 12; and Bow River Capital Evergreen Fund, supra note 12~~and Pender Capital Management, LLC, supra note 15; JPMorgan Private Markets Fund et al, supra note 15; and Carlyle AlpInvest Private Markets Fund and AlpInvest Private Equity Investment Management, LLC.

connection with attracting shareholders in a particular category to ~~the~~a Fund~~s~~, the waiver of the EWC works to shareholders' advantage while not harming the distributor economically.

In adopting amended Rule 22d-1 in February 1985, the Commission recognized that the adoption of Rule 22c-1 to "require forward pricing of fund shares largely dispelled concerns about share dilution." Furthermore, "the sales load variations that have been instituted [through Rules 22d-1 through 22d-5 and exemptive orders prior to February 1985] have improved the competitive environment for the sale of fund shares without disrupting the distribution system for the sale of those shares."[~~28~~33] In light of these circumstances, the Commission believed that "it is appropriate to permit a broader range of scheduled variation" as permitted in amended Rule 22d-1.[~~29~~34] Rule 22d-1 permits open-end funds to sell their shares at prices that reflect scheduled "variations in, or elimination of, the sales load to particular classes of investors or transactions" provided that the conditions of the rule are met. When Rule 22d-1 was adopted, the status of CDSLs for open-end funds and waivers of those charges were not covered by any rule and were the subject of exemptive orders. Rule 6c-10 ~~permitting CDSLs for open-end funds~~, adopted in April 1995, which permits CDSLs for open-end funds, also permits scheduled variations in, or elimination of, CDSLs for a particular class of shareholders or transactions, provided that the conditions of Rule 22d-1 are satisfied.[~~30~~35] The same policy concerns and competitive benefits applicable to scheduled variations in or elimination of sales loads for open-end funds are applicable to interval funds and the same safeguards built into Rules 22d~~-1~~-1 and 6c-10 that protect the shareholders of open-end funds will protect the shareholders of interval funds so long as interval funds comply with those rules as though applicable to interval funds.

Applicants submit that it would be impracticable and contrary to the purpose of Rule 23c-3 to preclude interval funds from providing for scheduled variations in, or elimination of, EWCs, subject to appropriate safeguards.

E.   <u>Asset-Based Distribution and/or Service Fees</u>

Applicants request relief from the provisions of Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, to the extent necessary to permit the Funds to impose asset-based distribution and/or service fees (in a manner analogous to Rule 12b-1 fees for an open-end investment company). Section 12(b) of the 1940 Act and Rule 12b-1 thereunder do not apply to closed-end investment companies. Accordingly, no provisions of the 1940 Act or the rules thereunder explicitly limits the ability of a closed-end fund to impose a distribution and/or service fee.[~~31~~36]

Section 17(d) of the 1940 Act prohibits an affiliated person of (or principal underwriter for) a registered investment company or an affiliated person of such person, acting as principal, from effecting or engaging in any transaction in which such registered company is a joint, or a joint and several, participant, in contravention of Commission regulations. Rule 17d-1 provides that no joint transaction covered by the rule may be consummated unless the Commission issues an order upon application.

In reviewing applications pursuant to Section 17(d) and Rule 17d-1, the Commission considers whether an investment company's participation in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants. Section 17(d) of the 1940 Act is intended to prevent or limit abuses arising from conflicts of interest; however, Section 17(d) itself does not prohibit any specific activities, but instead, authorizes the Commission to approve rules to limit or prevent an investment company from being a joint participant

---

[~~28~~33] Investment Co. Act Rel. No. 14390 (~~February~~Feb. 2, 1985).

[~~29~~34] *Id.*

[~~30~~35] Rule 22d-1 requires that the scheduled variations in or elimination of the sales load must apply uniformly to all offerees in the class specified and the company must disclose to existing shareholders and prospective investors adequate information concerning any scheduled variation, revise its prospectus and statement of additional information to describe any new variation before making it available to purchasers, and advise existing shareholders of any new variation within one year of when first made available.

[~~31~~36] Applicants do not concede that Section 17(d) applies to the asset-based distribution and/or service fees discussed herein, but requests this exemption to eliminate any uncertainty.

on a different or less advantageous basis than other participants. Under Rule 17d-1, it is unlawful for an affiliated person, acting as principal, to participate in or effect any transaction in connection with a joint enterprise or other joint arrangement in which the investment company is a participant, without prior Commission approval. The protections provided for in Section 17(d) essentially allow the Commission to set standards for all transactions concerning an investment company and an affiliate which could be construed as self-dealing or involve overreaching by the affiliate to the detriment of the investment company.

~~The~~Each Fund will comply with the protections developed and approved by the Commission for open-end investment companies in Rule 12b-1 ~~will be complied with by each Fund~~ in connection with its plan with respect to each class of ~~s~~Shares as if the Fund were an open-end management investment company.

Therefore, the Funds will participate in substantially the same way and under substantially the same conditions as would be the case with an open-end investment company imposing distribution and/or service fees under Rule 12b-1.

Applicants note that, at the same time the Commission adopted Rule 12b-1,[~~32~~37] it also adopted Rule 17d-3 to provide an exemption from Section 17(d) and Rule ~~17d-1~~17d-1 to the extent necessary to allow for arrangements between open-end funds and their affiliated persons or principal underwriters (or affiliated persons of such persons or principal underwriters) whereby payments are made by the open-end fund with respect to distribution, if such agreements are entered into in compliance with Rule 12b-l. In its adopting release, the Commission stated as follows:

The Commission wishes to emphasize that it has no intention of categorizing certain transactions as raising the applicability of Section 17(d) and Rule 17d-3 of the 1940 Act. The Commission's only comment is that to the extent that arrangements in which a fund pays for its distribution costs could involve the fund in a 'joint enterprise' with an affiliated person, and if such arrangements were entered into in compliance with Rule 12b-1, the Commission sees no need for prior Commission review and approval of the arrangements.[~~33~~38]

As closed-end management investment companies, the Funds may not rely on Rule 17d-3. However, in light of the foregoing, Applicants believe any Section 17(d) concerns the Commission might have in connection with a Fund's financing the distribution of its ~~s~~Shares should be resolved by ~~such~~the Fund's undertaking to comply with the provisions of Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. Accordingly, the Funds will comply with Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. The Funds represent that the Funds' imposition of asset-based distribution and/or service fees is consistent with factors considered by the Commission in reviewing applications for relief from Section 17(d) of the 1940 Act and Rule 17d-1 thereunder (i.e., that the imposition of such fees as described is consistent with the provisions, policies and purposes of the 1940 Act and does not involve participation on a basis different from or less advantageous than that of other participants).

VI.   APPLICANTS' CONDITION

Applicants agree that any order granting the requested relief will be subject to the following condition:

Each Fund relying on the Order will comply with the provisions of Rules 6c-10, 12b-1, 17d-3, 18f-3, 22d-1, and, where applicable, 11a-3 under the 1940 Act, as amended from time to time, as if those rules applied to closed-end management investment companies, and will comply with the ~~FINRA~~ Sales Charge Rule, as amended from time to time, as if that rule applied to all closed-end management investment companies.

VII.   CONCLUSION

[~~32~~37] See Bearing of Distribution Expenses by Mutual Funds, Investment Co. Act Rel. No. 11414 (~~October~~Oct. 28, 1980).

[~~33~~38] Id.

For the reasons stated above, Applicants submit that the exemptions requested are necessary and appropriate in the public interest and are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants further submit that the relief requested pursuant to Section 23(c)(3) will be consistent with the protection of investors and will ~~i~~ensure that Applicants do not unfairly discriminate against any holders of the class of securities to be purchased. Applicants also believe that the requested relief meets the standards for relief in Section 17(d) of the 1940 Act and Rule 17d-1 thereunder. Applicants desire that the Commission issue the requested Order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

Applicants submit that the exemptions requested conform substantially to the precedent cited herein.[~~34~~39]

As required by Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that all of the requirements for execution and filing of this Application have been complied with in accordance with the organizational documents of the Applicants, as applicable, and the undersigned officers of the Applicants are fully authorized to execute this Application. The resolutions of the Initial Fund~~'s Initial Trustee~~ are attached as Exhibit A to this Application in accordance with the requirements of Rule 0-2 (c)(1) under the 1940 Act and the verifications required by Rule 0-2(d) under the 1940 Act are attached as Exhibit B to this Application. In accordance with the requirements for a request for expedited review of this Application, marked copies of two recent applications seeking the same relief as Applicants that are substantially identical as required by Rule 0-5(e) of the 1940 Act are attached as Exhibit C.

Pursuant to Rule 0-2(f) under the 1940 Act, the Applicants ~~state that their address is c/o UMB Fund Services, Inc., 235 West Galena Street, Milwaukee, WI 53212 (Initial Fund) and Two International Place, Suite 1830, Boston,~~

[~~34~~39] See ~~Aether Infrastructure & Natural Resources~~ Man Diversified Income Fund, et al., supra note 15; Hamilton Lane Private Assets Fund, et al., supra note ~~12; AMG Pantheon~~15; Lincoln Bain Capital Total Credit ~~Solutions~~ Fund ~~supra note 12~~, Lincoln Royalties Income Fund, LP, and Lincoln Financial Investments Corporation, supra note 15; CAIS Sports, Media and Entertainment Fund and CAIS Advisors LLC, supra note 15; GoldenTree Opportunistic Credit Fund, et al., supra note 15; Virtus Global Credit Opportunities Fund and Virtus Investment Advisers, LLC, supra note 15; Connetic Venture Capital Access Fund and Connetic RIA, LLC, supra note 15; Blue Owl Alternative Credit Fund, et al., supra note 15; Blue Owl Alternative Credit Fund, et al., supra note 15; RJ Private Credit Income Fund, et al., supra note 15; Columbia Credit Income Opportunities Fund, et al., supra note 15; ISQ Infrastructure Income Fund, et al., supra note 15; iDirect Private Markets Fund, et al., supra note 15; SEG Partners Long/Short Equity Fund, et al., supra note 15; Coatue CTEK Fund and Coatue Management, L.L.C., supra note 15; Capital Group KKR Multi-Sector+, et al., supra note 15; Global X Venture Fund, et al., supra note 15; HarbourVest Private Investments Fund, et al., supra note 15; Privacore PCAAM Alternative Income Fund, et al., supra note 15; TCW Private Asset Income Fund, et al., supra note 15; Callodine Specialty Income Fund, et al., supra note 15; Diamond Hill Securitized Credit Fund and Diamond Hill Capital Management, Inc., supra note 15; Institutional Investment Strategy Fund and Buena Capital Advisors, LLC, supra note 15; Gemcorp Capital Advisors LLC, et al supra note 15; Sound Point Alternative Income Fund, Felicitas Private Markets Fund and Skypoint Capital Advisors LLC, supra note 15; T. Rowe Price OHA Flexible Credit Income Fund and OHA Private Credit Advisors II, L.P., supra note 15; Wellington Global Multi-Strategy Fund, et al., supra note 15; Russell Investments New Economy Infrastructure Fund, et al., supra note 15; and MA Specialty Credit Income Fund, et al., supra note 15; Gladstone Alternative Income Fund, et al., supra note 15; CION Grosvenor Infrastructure Fund and CION Grosvenor Management, LLC, supra note 15; Eagle Point Enhanced Income Trust, et al., supra note 15; Coller Secondaries Private Equity Opportunities Fund and Coller Private Market Secondaries Advisors, supra note 15; Octagon XAI CLO Income Fund and XA Investments LLC, supra note 15; Meketa Infrastructure Fund and Meketa Capital, LLC, supra note 15; Oxford Park Income Fund, Inc. and Oxford Park Management, LLC, supra note 15; Accordant ODCE Index Fund and Accordant Investments LLC, supra note 15; Baseline CRE Income Fund, et. al., supra note 15; Polen Credit Opportunities Fund and Polen Capital Credit LLC, supra note 15; Alpha Alternative Assets Fund and Alpha Growth Management LLC, supra note 15; SEI Alternative Income Fund, et. al., supra note 15; Nomura Alternative Income Fund and Nomura Private Capital LLC, supra note ~~12~~15; Pender Real Estate Credit Fund ~~supra note 12; Forum Real Estate Income Fund supra note 12; Fidelity Multi-Strategy Credit Fund supra note 12; Monachil Credit Income Fund supra note 12; Cantor Fitzgerald Sustainable Infrastructure Fund supra note 12; and Bow River Capital Evergreen Fund, supra note 12~~and Pender Capital Management, LLC, supra note 15; JPMorgan Private Markets Fund et al, supra note 15; and Carlyle AlpInvest Private Markets Fund and AlpInvest Private Equity Investment Management, LLC.

Massachusetts 02110 (Adviser) and that' address is stated on the first page of this Application, and all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

<p style="text-align:center">* * * * *</p>

<p style="text-align:center">*[Signature Page Follows]*</p>

Applicants have caused this Application to be duly signed on their behalf on the 25th day of October 2024.

Callodine Specialty Income Fund

Dated: October 25, 2024   By: /s/ Amy Small
                                             Name: Amy Small
                                             Title: Initial Trustee

Callodine Capital Management, LP

Dated: October 25, 2024   By: /s/ James Morrow
                                             Name: James Morrow
                                             Title: Chief Executive Officer

Pursuit Asset-Based Income Fund

Dated: September 30, 2025	By:	/s/ Amy Small
	Name:	Amy Small
	Title:	Trustee

Pursuit Fund Advisers, LLC

Dated: September 30, 2025	By:	/s/ Adam Stern
	Name:	Adam Stern
	Title:	Chief Financial Officer

EXHIBIT A

Resolutions of the Initial Trustee of ~~Callodine Specialty~~Pursuit Asset-Based Income Fund (the "Fund")

RESOLVED, that the Fund's proposed multiple class plan (the "Multiple Class Plan") including the expense allocations described in the Multiple Class Plan, is hereby determined to be in the best interests of each class of shares of the Fund, and in the best interests of the Fund as a whole;

FURTHER RESOLVED, that the Multiple Class Plan of the Fund be, and hereby is, approved, in reliance on the terms of the exemptive order granted by the SEC permitting the creation of additional classes of interest, in substantially the form presented at this meeting, with such changes thereto as the officers of the Fund, in consultation with counsel, may deem necessary or desirable, such determination to be conclusively evidenced by such changes; and

~~**RESOLVED**, that the officers of the Callodine Specialty Income Fund (the "Fund") or counsel to the Fund are authorized and directed to request an order from the Securities and Exchange Commission pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "1940 Act"), granting exemptions from the provisions of Sections 18(a)(2), 18(c) and 18(i), pursuant to Sections 6(c) and 23(c) of the 1940 Act granting exemptions from Rule 23c-3 and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 to permit the Fund, among other things, to offer multiple classes of shares to the public be, and it hereby is, approved; and it is:~~

FURTHER RESOLVED, that ~~any~~the officers of the Fund be, and each ~~of them~~ hereby is, authorized to ~~m~~take ~~such amendments to such application as the officers of the Fund, upon advice of counsel, deem necessary or appropriate, and to execute and cause to be filed any and all amendments to the application hereinabove authorized in such form as the officer executing the same approve, such execution thereof~~any and all actions as they, or any one of them, may deem necessary, desirable or appropriate in order to implement said Multiple Class Plan, including, without limitation, the filing of said Multiple Class Plan with the SEC, such determination to be conclusively evidenced ~~of~~by such ~~approval~~actions.

EXHIBIT B

Verifications ~~of Callodine Specialty Income Fund and Callodine Capital Management, LP~~

The undersigned states that he or she has duly executed the attached ~~a~~Application dated ~~October 25, 2024~~September 30, 2025 for and on behalf of ~~Callodine Specialty~~Pursuit Asset-Based Income Fund in his or her capacity as Trustee of such entity, and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that ~~he or~~ she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

~~By: /s/ Amy Small~~
~~Name: Amy Small~~
~~Title: Initial Trustee~~

PURSUIT ASSET-BASED INCOME FUND

By:	/s/ Amy Small
Name:	Amy Small
Title:	Trustee

The undersigned states that he or she has duly executed the attached ~~a~~Application dated ~~October 25, 2024~~September 30, 2025 for and on behalf ~~of Callodine Capital Management, LP,~~Pursuit Fund Advisers, LLC in his or her capacity as Chief ~~Executive~~Financial Officer of such entity, and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

~~By: /s/ James Morrow~~
~~Name: James Morrow~~
~~Title: Chief Executive Officer~~

PURSUIT FUND ADVISERS, LLC

By:	/s/ Adam Stern
Name:	Adam Stern
Title:	Chief Financial Officer

Exhibit C   4

EXHIBIT C

Marked ~~c~~Copies of the Application ~~s~~Showing ~~c~~Changes from the ~~f~~Final ~~v~~Versions of the ~~two~~Two ~~a~~Applications ~~i~~Identified as ~~s~~Substantially ~~i~~Identical under Rule 0-5(e)(3)~~.~~

~~Exhibit C~~ 5

UNITED STATES OF AMERICA

BEFORE THE
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Application Pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "1940 Act")

for an Order Granting Certain Exemptions from the Provisions of Sections 18(a)(2), 18(c) and 18(i) Thereunder, Pursuant to Sections 6(c) and 23(c) of the 1940 Act for an Order Granting Certain Exemptions from Rule 23c-3 Thereunder and Pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 Thereunder for an Order Permitting Certain Arrangements

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

In the Matter of the Application of:

~~PRIVACORE PCAAM ALTERNATIVE INCOME FUND~~

Pursuit Asset-Based Income Fund
~~PRIVACORE PCAAM ALTERNATIVE GROWTH FUND~~
~~PRIVACORE CAPITAL ADVISORS~~Pursuit Fund Advisers,
LLC
~~JANUS HENDERSON DISTRIBUTORS US LLC~~

Please direct all communications regarding this application to:

Pursuit Fund Advisers, LLC
61 Clapboard Ridge Road
Greenwich, CT 06830
Attention: Adam Stern

Copies to:

Joshua B. Deringer, Esq.
Faegre Drinker Biddle & Reath LLP
One Logan Square, Ste. 2000
Philadelphia, PA 19103
~~joshua.deringer@faegredrinker.com~~
(215) 988-2959
joshua.deringer@faegredrinker.com

THIS APPLICATION (INCLUDING EXHIBITS) CONSISTS OF ~~19~~87 PAGES.

TABLE OF CONTENTS

EXHIBITS

Exhibit A	Resolutions of the Initial Fund~~s~~
Exhibit B	Verifications
Exhibit C	Marked Copies of the Application Showing Changes from the Final Versions of the Two Applications Identified as Substantially Identical under Rule 0-5(e)(3)

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

~~IN THE MATTER OF~~ ~~Privacore PCAAM~~ ~~Alternative~~Pursuit Asset-Based Income Fund ~~Privacore PCAAM~~ ~~Alternative~~ ~~Growth~~Pursuit Fund ~~Privacore Capital~~ Advis~~o~~ers, LLC ~~Janus Henderson~~ ~~Distributors US LLC~~	APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE "1940 ACT") FOR AN ORDER OF EXEMPTION FROM PROVISIONS OF SECTIONS 18(a)(2), 18(c) AND 18(i) THEREUNDER, PURSUANT TO SECTIONS 6(c) AND 23(c) OF THE 1940 ACT FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM RULE 23c-3 THEREUNDER AND PURSUANT TO SECTION 17(d) OF THE 1940 ACT AND RULE 17d-1 THEREUNDER FOR AN ORDER PERMITTING CERTAIN ARRANGEMENTS
Investment Company Act of 1940 File No. 812-[▲]	

I.   THE PROPOSAL

I.   THE PROPOSAL

~~Privacore PCAAM Alternative~~Pursuit Asset-Based Income Fund (the "~~Alternative Income Fund") and~~ ~~Privacore PCAAM Alternative Growth Fund (the "Alternative Growth Fund" and together, with the Alternative~~ ~~Income Fund, the "Initial Funds") are~~Initial Fund") is a newly organized Delaware statutory trust~~s~~ that will operate as a continuously offered, registered non-diversified, closed-end management investment compan~~iesy. The~~ ~~Alternative Income Fund operates~~ and as an interval fund ~~pursuant to Rule 23c-3 under the 1940 Act. The~~ ~~Alternative Growth Fund expects to~~. The Initial Fund will provide periodic liquidity with respect to its shares through periodic repurchase offers pursuant to Rule ~~13e-4~~23c-3 under the ~~Securities Exchange~~Investment Company Act of ~~1934~~1940, as amended (the "~~Exchange~~1940 Act"). The Initial Fund~~s are offered on a private placement basis.~~ ~~The Initial Funds~~ will be advised by ~~Privacore Capital~~Pursuit Fund Advis~~o~~ers, LLC (the "Adviser") ~~and distributed~~ ~~by Janus Henderson Distributors US LLC (the "Distributor")~~. The Initial Fund~~s,~~ and the Adviser ~~and the Distributor~~ are referred to herein as the "Applicants."

The Applicants hereby seek an order (the "Order") from the U.S. Securities and Exchange Commission (the "Commission") (i) pursuant to Section 6(c) of the 1940 Act, for an exemption from Sections 18(a)(2), 18(c) and 18(i) of the 1940 Act, (ii) pursuant to Sections 6(c) and 23(c) of the 1940 Act, for an exemption from Rule 23c-3 under the 1940 Act and (iii) pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 under ~~the 1940~~the1940 Act to

permit the Initial Fund~~s~~ to issue multiple classes of shares ("Shares")[1] and to impose early withdrawal charges ("EWCs") and asset-based distribution and/or service fees with respect to certain classes.

Applicants request that the Order also apply to any continuously offered registered closed-end management investment company that has been previously organized or that may be organized in the future for which the Adviser or ~~the Distributor or~~ any entity controlling, controlled by, or under common control with the Adviser ~~or the Distributor~~, or any successor in interest to any such entity,~~1~~2 acts as investment adviser ~~or principal underwriter, respectively,~~ and which operates as an interval fund pursuant to Rule 23c-3 under the 1940 Act or provides periodic liquidity with respect to its Shares pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") (each, a "Future Fund," and together with the Initial Fund~~s~~, the "Funds").[3] Any of the Funds relying on this relief in the future will do so in compliance with the terms and conditions of this application (the "Application"). Applicants represent that each entity presently intending to rely on the requested relief is listed as an Applicant.

The Initial Fund~~s make a continuous offering of Shares on a private placement basis~~has filed an initial registration statement on Form N-2 ("Initial Registration Statement"), seeking to register three classes of Shares, "Class A Shares," "Class I Shares," and "Class C Shares," under the 1940 Act and the Securities Act of 1933, as amended (the "Securities Act"), each with its own fee and expense structure. If the requested relief is granted, the Initial Fund~~s may also offer~~anticipates making a continuous public offering of its Class A Shares, Class I Shares and Class C Shares and any other additional classes of Shares ~~in the future, with~~, each ~~class~~ having its own fee and expense structure, pursuant to the Initial Registration Statement or a future registration statement. Additional offerings by any Fund relying on the Order may be on a private placement or public offering basis. The Initial Fund will only offer one class of Shares, the Class I Shares, until receipt of the requested relief. Shares of the Funds will not be listed on any securities exchange or quoted on any quotation medium, and the Funds do not expect there to be a secondary trading market for their Shares.

Applicants represent that any asset-based distribution and/or service fees for each class of Shares of the Funds will comply with the provisions of Rule 2341 (the "Sales Charge Rule") of the Financial Industry Regulatory Authority ("FINRA").[4] All references in the application to the Sales Charge Rule include any FINRA successor or replacement rule to the Sales Charge Rule.

II.   STATEMENT OF FACTS

II.   STATEMENT OF FACTS

A.   ~~A.~~ Initial Fund~~s~~

The ~~Alternative Income~~Initial Fund is a ~~newly organized~~ Delaware statutory trust that is registered under the 1940 Act as a non-diversified, closed-end management investment company that ~~operates~~is structured as an interval fund pursuant to Rule 23c-3 under the 1940 Act. The ~~Alternative Income~~Initial Fund's primary investment objective~~s are~~is to seek ~~to achieve~~a high ~~level of~~ current income ~~and modest~~. Long-term capital appreciation. ~~The~~

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[1] As used in this Application, "Shares" includes any other equivalent designation of a proportionate ownership interest of the Initial Fund (or any other registered closed-end management investment company relying on the requested order).

~~1~~2 A successor in interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

[3] The terms "control," and "investment adviser" are used as defined in Section 2(a)(9) and 2(a)(20) of the 1940 Act, respectively.

[4] As adopted, FINRA Rule 2341 superseded Rule 2830(d) of the Conduct Rules of the National Association of Securities Dealers, Inc. See, Self-Regulatory Organizations; Financial Industry Regulatory Authority, Inc.; Notice of Filing and Immediate Effectiveness of a Proposed Rule Change to Adopt NASD Rule 2830 as FINRA 2341 (Investment Company Securities) consolidated FINRA Rulebook, Securities Exchange Act Release No. 78130 (June 22, 2016).

~~Fund's secondary objective is capital preservation. The Alternative Income Fund will pursue~~ is considered a secondary investment objective. Under normal market conditions, the Initial Fund seeks to achieve its investment objective~~s~~ by investing ~~primarily in lending~~, directly or indirectly ~~to performing businesses, broadly defined as providing capital or assets to businesses or individuals in exchange for regular payments, or through the provision of capital to businesses or individuals by acquiring assets from those businesses or individuals that produce regular cash flows as an alternative to a traditional loan, such as receivables factoring or a sale and leaseback of real estate or equipment.~~through a wide range of investment vehicles, at least 80% of its net assets (plus any borrowings for investment purposes) in specialized investment strategies in smaller, undercapitalized assets and markets, referred to as "Niche Asset-Based Alternatives."

~~The Alternative Growth Fund is a newly organized Delaware statutory trust that is registered under the 1940 Act as a non-diversified, closed-end management investment company that expects to provide periodic liquidity with respect to its shares pursuant to Rule 13e-4 under the Exchange Act. The Alternative Growth Fund's investment objectives are to seek to achieve capital appreciation over the medium and long term and offer a consolidated, diversified investment solution to investors seeking to allocate a portion of their portfolios to private markets investments aimed at achieving capital appreciation The Alternative Growth Fund seeks to achieve its investment objectives by investing and/or making capital commitments of at least 80% of its~~ ~~assets (plus any borrowings for investment purposes) in~~ ~~Private Market Assets that provide the opportunity for capital growth, with an expected bias toward private equity investments. "Private Market Assets" are expected to include, (i) primary investments in closed-end private funds ("Portfolio Funds") managed by third party managers ("Portfolio Fund Managers"); (ii) secondary purchases of interests in Portfolio Funds; and (iii) investments in the equity and/or debt of operating companies, projects or properties, typically through co-investing alongside, and generally indirectly through investment vehicles managed by, Portfolio Fund Managers.~~
~~The Initial Funds' initial Registration Statements filed on Form N-2, each seek to register three classes of Shares, "Class S Shares," "Class D Shares" and "Class I Shares," each with its own fee and expense structure. The Initial Funds will only offer one class of Shares, Class I Shares, until receipt of the requested relief.~~

~~The Alternative Income~~It is currently anticipated that the Initial Fund ~~has~~will adopt~~ed~~ a fundamental policy to repurchase a specified percentage of its ~~S~~shares ~~(no less than 5%, and not more than 25%) at~~at per-class net asset value on a ~~periodic~~quarterly basis. Such repurchase offers will be conducted pursuant to Rule 23c-3 under the 1940 Act.[5] Each Future Fund will likewise adopt fundamental investment policies in compliance with Rule 23c-3 under the 1940 Act and make periodic repurchase offers to its shareholders or will provide periodic liquidity with respect to its Shares pursuant to Rule 13e-4 under the Exchange Act.[2] Any repurchase offers made by the Funds will be made to all holders of ~~common~~ Shares of each such Fund.

Each Fund operating as an interval fund pursuant to Rule 23c-3 under the 1940 Act may offer its shareholders an exchange feature under which the shareholders of the Fund may, in connection with such Fund's periodic repurchase offers, exchange their Shares of the Fund for shares of the same class of (i) registered open-end investment companies or (ii) other registered closed-end investment companies that comply with Rule 23c-3 under the 1940 Act and continuously offer their shares at net asset value, that are in the Fund's group of investment companies (collectively, the "Other Funds"). Shares of a Fund operating pursuant to Rule 23c-3 that are exchanged for shares of Other Funds will be included as part of the amount of the repurchase offer amount for such Fund as specified in Rule 23c-3 under the 1940 Act. Any exchange option will comply with Rule 11a-3 under the 1940 Act, as if the Fund were an open-end investment company subject to Rule 11a-3. In complying with Rule 11a-3, each Fund will treat an EWC as if it were a contingent deferred sales load ("CDSL").[36]

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[5] Rule 23c-3 and Regulation M under the Exchange Act permit an interval fund to make repurchase offers to repurchase its shares while engaging in a continuous offering of its shares pursuant to Rule 415 under the Securities Act, as amended.

~~[2] Rule 23c-3 and Regulation M under the Exchange Act permit an interval fund to make repurchase offers to repurchase its shares while engaging in a continuous offering of its shares pursuant to Rule 415 under the Securities Act of 1933, as amended.~~

[36] A CDSL, which may be assessed by an open-end fund pursuant to Rule 6c-10 of the 1940 Act, is a distribution related charge payable to the distributor. Pursuant to the requested order, any EWC will likewise be a distribution-related charge payable to the ~~D~~distributor as distinguished from a repurchase fee, which is payable to a Fund to reimburse the Fund for costs incurred in liquidating securities in the Fund's portfolio.

Repurchase fees, if charged, will equally apply to additional classes of Shares and to all classes of Shares of a Fund, consistent with Section 18 of the 1940 Act and Rule 18f-3 thereunder. To the extent a Fund determines to waive, impose scheduled variations of, or eliminate any repurchase fee, it will do so consistently with the requirements of Rule 22d-1 under the 1940 Act as if the repurchase fee were a CDSL and as if the Fund were an open-end investment company and the Fund's waiver of, scheduled variation in, or elimination of, any such repurchase fee will apply uniformly to all shareholders of the Fund regardless of class. If a Fund charges a repurchase fee, Shares of the Fund will be subject to a repurchase fee at a rate of no greater than 2.00% of the shareholder's repurchase proceeds if the interval between the date of purchase of the Shares and the valuation date with respect to the repurchase of those Shares is less than one year. A repurchase fee charged by a Fund is not the same as a CDSL assessed by an open-end fund pursuant to Rule 6c-10 under the 1940 Act, as CDSLs are distribution-related charges payable to a distributor, whereas the repurchase fee is payable to the Fund to compensate long-term shareholders for the expenses related to shorter-term investors, in light of the Fund's generally longer-term investment horizons and investment operations.

B.   ~~B.~~ Adviser

The Adviser is a Delaware limited liability company ~~that is a wholly-owned subsidiary of Privacore Capital, LLC. Privacore Capital, LLC is a joint venture, 51% of which is owned by William Cashel and Brendan Boyle, and 49% of which is indirectly owned by Janus Henderson Group plc. The Adviser is a~~, which is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act")~~, and will~~. The Adviser serves as investment adviser for the Initial Fund~~s~~ pursuant to an investment management agreement~~s~~ (the "Investment Management Agreement~~s~~"), which ~~will be~~has been approved by the ~~respective~~ Board of Trustees of the Initial Fund~~s~~, including a majority of the trustees who are not "interested persons" (as defined in Section 2(a)(19) of the 1940 Act) of the Initial Fund~~s~~, and by the Initial Fund's~~'~~ initial sole shareholder, in the manner required by Sections 15(a) and (c) of the 1940 Act. ~~The~~ Applicants are not currently seeking any exemptions from the provisions of the 1940 Act with respect to the Investment Management Agreement~~s~~. The Adviser ~~expects to enter into sub-advisory agreements with respect to the Initial Funds with Partners Capital Investment Group, LLP ("Partners Capital"), a Delaware limited liability partnership that is registered as an investment adviser under the Advisers Act, to serve as the sub-adviser to the Initial Funds. Partners Capital~~ will be responsible for ~~daily~~managing the investment ~~and portfolio management~~ activities ~~for~~of the Initial ~~Funds. Partners Capital's principal place of~~Fund and the Initial Fund's business ~~is located at 600 Atlantic Avenue, 30th Floor, Boston, MA 02210~~affairs.

~~C. Distributor~~
~~The Distributor is registered with the Commission as a broker-dealer under the Exchange Act, and will act as the distributor of the Initial Funds. The Distributor is under common control with the Adviser and is an affiliated person, as those terms are defined in Section 2(a)(9) and Section 2(a)(3) of the 1940 Act, respectively, of the Adviser~~

C.   ~~D.~~ Other Provisions

From time to time the Funds may create additional classes of shares, the terms of which may differ from the initial classes pursuant to and in compliance with Rule 18f-3 under the 1940 Act.

III.   **EXEMPTIONS REQUESTED**

III.   ~~EXEMPTIONS REQUESTED~~

A.   ~~A.~~ The Multi-Class System

Applicants request exemptive relief to the extent that the proposed issuance and sale of multiple classes of Shares of a Fund may be deemed to result in the issuance of a "senior security"[7] within the meaning of Section 18(g)

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[7] Section 18(g) defines senior security to include any stock of a class having priority over any other class as to distribution of assets or payment of dividends. Share classes that have different asset-based service or distribution charges have different total expenses and, thus, different net incomes. As a result, each class will have a different net asset value, receive a different distribution amount or both. A class with a higher net asset value may be considered to have a priority as to the distribution of assets. A class receiving a higher dividend may be considered to have a

of the 1940 Act that would violate the provisions of Section 18(a)(2) of the 1940 Act, violate the equal voting provisions of Section 18(i) of the 1940 Act, and if more than one class of senior security were issued, violate Section 18(c) of the 1940 Act.

        B.   ~~B.~~ Early Withdrawal Charge

Applicants request exemptive relief from Rule 23c-3(b)(1) to the extent that rule is construed to prohibit the imposition of an EWC by the Funds.

        C.   ~~C.~~ Asset-Based Distribution and/or Service Fees

Applicants request an Order pursuant to Section 17(d) and Rule 17d-1 to the extent necessary for a Fund to pay asset-based distribution and/or service fees.

IV.   COMMISSION AUTHORITY

IV.   ~~**COMMISSION AUTHORITY**~~

Pursuant to Section 6(c) of the 1940 Act, the Commission may, by order on application, conditionally or unconditionally, exempt any person, security or transaction, or any class or classes of persons, securities or transactions from any provision or provisions of the 1940 Act or from any rule or regulation under the 1940 Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Section 23(c) of the 1940 Act provides, in relevant part, that no registered closed-end investment company shall purchase securities of which it is the issuer, except: (a) on a securities exchange or other open market; (b) pursuant to tenders, after reasonable opportunity to submit tenders given to all holders of securities of the class to be purchased; or (c) under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors.

Section 23(c)(3) provides that the Commission may issue an order that would permit a closed-end investment company to repurchase its shares in circumstances in which the repurchase is made in a manner or on a basis that does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act prohibit an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from participating in or effecting any transaction in connection with any joint enterprise or joint arrangement in which the investment company participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under Section 17(d) and Rule 17d-1, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

V.   DISCUSSION

V.   ~~**DISCUSSION**~~

        A.   ~~A.~~ Background

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priority over classes with lower dividends. Exemption for Open End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master Feeder Funds; Class Voting on Distribution Plans, Inv. Co. Rel. No. 20915 (Feb. 23, 1995) at n.17 and accompanying text.

In its 1992 study entitled *Protecting Investors: A Half Century of Investment Company Regulation* ("*Protecting Investors*"), the Commission's Division of Investment Management recognized that the 1940 Act imposes a rigid classification system that dictates many important regulatory consequences.[48] For example, the characterization of a management company as "open-end" or "closed-end" has historically been crucial to the determination of the degree of liquidity the fund's shareholders will have, and thus the liquidity required of the fund's investments.

Furthermore, except as noted below, there has been no middle ground between the two extremes. Open-end funds have offered complete liquidity to their shareholders and thus required virtually complete liquidity of the underlying investments, while closed-end funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors. Under this bipolar system of regulation, neither form has provided the best vehicle for offering portfolios that have substantial, but not complete, liquidity. In *Protecting Investors*, the staff determined that, given the changes in the securities market since 1940 — in particular the emergence of semi-liquid investment opportunities — it was appropriate to re-examine the classification system and its regulatory requirements.[49]

One exception to the liquid/illiquid dichotomy has been the so called "prime-rate funds." These funds, first introduced in 1988, invest primarily in loans and provide shareholders liquidity through periodic tender offers or, more recently, periodic repurchases under Rule 23c-3.

Protecting Investors recognized that the rigidity of the 1940 Act's classification system had become a limitation on sponsors' ability to offer innovative products that would take advantage of the wide array of semi-liquid portfolio securities that currently exist. The report also noted the pioneering efforts of the prime rate funds and the market success they had experienced.[50] The report concluded that it would be appropriate to provide the opportunity for investment companies to "chart new territory" between the two extremes of the open-end and closed-end forms, consistent with the goals of investor protection.[51] The Division of Investment Management thus recommended giving the industry the ability to employ new redemption and repurchase procedures, subject to Commission rulemaking and oversight.

In accordance with this recommendation, and shortly after *Protecting Investors* was published, the Commission proposed for comment a new rule designed to assist the industry in this endeavor.[52] The Commission proposed Rule 23c-3, which began from the closed-end, illiquid perspective under Section 23(c), and provided flexibility to increase shareholder liquidity through periodic repurchase offers under simplified procedures. Rule 23c-3 was adopted in April 1993.[53]

The prime rate funds were cited in both Protecting Investors and the Proposing Release as the prototype for the interval concept.[54] Nonetheless, while the prime rate funds created the model for innovation in this area, developments since the origin of these funds make further innovation appropriate. Ample precedent exists for the implementation of a
 multi-class system and the imposition of asset-based distribution and/or service fees for which the Applicants seek relief. Since 1998, the Commission has granted relief to the following closed-end investment companies, among others, to issue multiple classes of Shares, to impose EWCs and to impose distribution and/or

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[48] SEC Staff Report, *Protecting Investors: A Half Century of Investment Company Regulation* (May 1992), at 421.

[49] *Id.* at 424.

[50] *Id.* at 439-40.

[51] *Id.* at 424.

[52] Investment Co. Act Rel. No. 18869 (July 28, 1992) (the "Proposing Release").

[53] Investment Co. Act Rel. No. 19399 (Apr. 7, 1993) (the "Adopting Release"). The Commission also had proposed Rule 22e-3, which began from the open-end, complete liquidity perspective under Section 22 of the 1940 Act, and permitted periodic or delayed, rather than constant liquidity. The Commission neither adopted nor withdrew proposed Rule 22e-3. To Applicants' knowledge, the Commission has taken no further action with respect to Rule 22e-3.

[54] Protecting Investors, at 439-40; Proposing Release, at 27.

service fees, e.g., Man Diversified Income Fund, Hamilton Lane Private Assets Fund, Lincoln Bain Capital Total Credit Fund, CAIS Sports, Media and Entertainment Fund; GoldenTree Opportunistic Credit Fund, Virtus Global Credit Opportunities Fund, Connetic Venture Capital Access Fund, Blue Owl Alternative Credit Fund, RJ Private Credit Income Fund, Columbia Credit Income Opportunities Fund, ISQ Infrastructure Income Fund, iDirect Private Markets Fund, SEG Partners Long/Short Equity Fund, Coatue CTEK Fund, Capital Group KKR Multi-Sector+, Global X Venture Fund, HarbourVest Private Investments Fund, Privacore PCAAM Alternative Income Fund, TCW Private Asset Income Fund, Callodine Specialty Income Fund, Diamond Hill Securitized Credit Fund, Institutional Investment Strategy Fund, Gemcorp Commodities Alternative Products Fund, Sound Point Alternative Income Fund, Felicitas Private Markets Fund, T. Rowe Price OHA Flexible Credit Income Fund, Wellington Global Multi-Strategy Fund, Russell Investments New Economy Infrastructure Fund, and MA Specialty Credit Income Fund,, Gladstone Alternative Income Fund, et al., CION Grosvenor Infrastructure Fund and CION Grosvenor Management, LLC, Eagle Point Enhanced Income Trust, et al., Coller Secondaries Private Equity Opportunities Fund and Coller Private Market Secondaries Advisors, ~~LLC, Axxes Private Markets Fund and Axxes Advisors LLC, AMG Pantheon Credit Solutions Fund, AB CarVal Opportunistic Credit Fund, et al.,~~ Octagon XAI CLO Income Fund and XA Investments LLC, ~~Mainstay Mackay Municipal Income~~ Meketa Infrastructure Fund and Meketa Capital, LLC, Oxford Park Income Fund, Inc. and Oxford Park Management, LLC, Accordant ODCE Index Fund and Accordant Investments LLC, Baseline CRE Income Fund, et. al., Polen Credit Opportunities Fund and ~~New York Life Investment~~ Polen Capital Credit LLC, Alpha Alternative Assets Fund and Alpha Growth Management LLC~~, CAZ Strategic Opportunities Fund and CAZ Investments Registered Adviser LLC~~, SEI Alternative Income Fund, et. al., Nomura Alternative Income Fund and Nomura Private Capital LLC, Pender Real Estate Credit Fund and Pender Capital Management, LLC, JPMorgan Private Markets Fund~~,~~ et al~~.~~, ~~Forum Real Estate Income Fund and Forum Capital Advisors LLC, Fidelity Multi-Strategy Credit Fund and Fidelity Diversifying Solutions LLC, Monachil Credit Income Fund and Monachil Capital Partners LP, Cantor Fitzgerald Sustainable Infrastructure Fund and Cantor Fitzgerald Investment Advisors, L.P., Emerald Strategic Innovation Interval Fund and Emerald Mutual Fund Advisers Trust, Alpha Alternative Assets Fund, Oaktree Diversified Income Fund Inc., PGIM Private Real Estate Fund, Inc., BNY Mellon Alcentra Opportunistic Global Credit Income Fund and BNY Mellon Investment Adviser, Inc., NB Crossroads Private Markets Access Fund LLC and Neuberger Berman Investment Advisers LLC, First Eagle Credit Opportunities Fund, et al., Primark Private Equity Investments Fund and Primark Advisors LLC, 361 Social Infrastructure Fund and 361 Infrastructure Partners, LLC, Resource Credit Income Fund and Sierra Crest Investment Management LLC, KKR Credit Opportunities Portfolio, Priority Income Fund, Inc., Goldman Sachs Real Estate Diversified Income Fund, CIM Real Assets & Credit Fund, Hartford Schroders Opportunistic Income Fund and Hartford Funds Management Company, LLC, 1WS Credit Income Fund and 1WS Capital Advisers, Lord Abbett Credit Opportunities Fund, Cliffwater Corporate Lending Fund and Cliffwater LLC, and Destra~~

~~International & Event-Driven Credit Fund.[11]~~<u>Carlyle AlpInvest Private Markets Fund and AlpInvest Private Equity Investment Management, LLC.[15]</u>

~~[11] *See* Coller Secondaries Private Equity Opportunities Fund and Coller Private Market Secondaries Advisors, LLC, Investment Co. Rel. Nos. 35143 (February 22, 2024) (notice) and 35156 (March 19, 2024) (order); Axxes Private Markets Fund and Axxes Advisors LLC, Investment Co. Rel. Nos. 35115 (January 26, 2024) (notice) and 35135 (February 21, 2024) (order); AMG Pantheon Credit Solutions Fund, Investment Co. Rel. Nos. 35116 (January 26, 2024) (notice) and 35134 (February 21, 2024) (order); AB CarVal Opportunistic Credit Fund, et al., Investment Co. Rel. Nos. 35095 (January 23, 2024) (notice) and 35133 (February 20, 2024) (order), Octagon XAI CLO Income Fund and XA Investments LLC, Investment Co. Rel. Nos. 35086 (January 8, 2024) (notice) and 35124 (February 5, 2024) (order); Mainstay Mackay Municipal Income Opportunities Fund and New York Life Investment Management LLC, Investment Co. Rel. Nos. 35080 (December 22, 2023) (notice) and 35092 (January 17, 2024) (order); CAZ Strategic Opportunities Fund and CAZ Investments Registered Adviser LLC, Investment Co. Rel. Nos. 35053 (November 21, 2023) (notice) and 35072 (December 19, 2023) (order); SEI Alternative Income Fund, et al., Investment Co. Rel. Nos. 34909 (May 8, 2023) (notice) and 34937 (June 5, 2023) (order); Nomura Alternative Income Fund and Nomura Private Capital LLC, Investment Co. Rel. Nos. 34871 (March 23, 2023) (notice) and 34889 (April 18, 2023) (order); Pender Real Estate Credit Fund and Pender Capital Management, LLC, Investment Co. Rel. Nos. 34859 (March 16, 2023) (notice) and 34882 (April 11, 2023) (order); JPMorgan Private Markets Fund, et al., Investment Co. Rel. Nos. 34846 (March 6, 2023) (notice) and 34876 (April 3, 2023) (order); Forum Real Estate Income Fund and Forum Capital Advisors LLC, Investment Co. Rel. Nos. 34811 (January 18, 2023) (notice) and 34834 (February 14, 2023) (order); Fidelity Multi-Strategy Credit Fund and Fidelity Diversifying Solutions LLC, Investment Co. Rel. Nos. 34796 (January 5, 2023) (notice) and 34823 (February 1, 2023) (order); Monachil Credit Income Fund and Monachil Capital Partners LP, Investment Co. Rel. Nos. 34792 (December 28, 2022) (notice) and 34813 (January 24, 2023) (order); Cantor Fitzgerald Sustainable Infrastructure Fund and Cantor Fitzgerald Investment Advisors, L.P., Investment Co. Rel. No. 34758 (Nov. 22, 2022) (Notice) and Investment Co. Rel. No. 34789 (Dec. 22, 2022) (Order); Emerald Strategic Innovation Interval Fund and Emerald Mutual Fund Advisers Trust, Investment Co. Rel. No. 34729 (Oct. 17, 2022) (Notice) and Investment Co. Rel. No. 34751 (Nov. 15, 2022) (Order); Alpha Alternative Assets Fund, Investment Co. Rel. No. 34530 (Mar. 9, 2022) (Notice) and Investment Co. Rel. No. 34555 (Apr. 5, 2022) (Order); Oaktree Diversified Income Fund Inc., Investment Co. Rel. No. 34436 (Dec. 10, 2021) (Notice) and Investment Co. Rel. No. 34464 (Jan. 5, 2022) (Order); PGIM Private Real Estate Fund, Inc., Investment Co. Rel. No. 34434 (Dec. 3, 2021) (Notice) and Investment Co. Rel. No. 34455 (Dec. 29, 2021) (Order); BNY Mellon Alcentra Opportunistic Global Credit Income Fund and BNY Mellon Investment Adviser, Inc., Investment Co. Rel. No. 34320 (June 29, 2021) (Notice) and Investment Co. Rel. No. 34344 (July 26, 2021) (Order); NB Crossroads Private Markets Access Fund LLC and Neuberger Berman Investment Advisers LLC, Investment Co. Rel. No. 34094 (Nov. 13, 2020) (Notice) and Investment Co. Rel. No. 34132 (Dec. 8, 2020) (Order); First Eagle Credit Opportunities Fund, et al., Investment Co. Rel. No. 34080 (Oct. 30, 2020) (Notice) and Investment Co. Rel. No. 34126 (Dec. 1, 2020) (Order); Primark Private Equity Investments Fund and Primark Advisors LLC Investment Co. Rel. No. 34054 (Oct. 20, 2020) (Notice) and Investment Co. Rel. No. 34098 (Nov. 17, 2020) (Order); 361 Social Infrastructure Fund and 361 Infrastructure Partners, LLC Investment Co. Rel. No. 34051 (Oct. 15, 2020) (Notice) and Investment Co. Rel. No. 34091 (Nov. 10, 2020) (Order); Resource Credit Income Fund and Sierra Crest Investment Management LLC Investment Co. Rel. No. 34001 (Sept. 2, 2020) (Notice) and Investment Co. Rel. No. 34033 (Sept. 29, 2020) (Order);; KKR Credit Opportunities Portfolio and KKR Credit Advisors (US) LLC, Investment Co. Rel. No. 33840 (Apr. 16, 2020) (Notice) and Investment Co. Rel. No. 33863 (May 12, 2020) (Order); Prospect Capital Management L.P., et al., Investment Co. Rel. No. 33800 (Feb. 19, 2020) (Notice) and Investment Co. Rel. No. 33822 (Mar. 24, 2020) (Order); Goldman Sachs Real Estate Diversified Income Fund, et al., Investment Co. Rel. No. 33743 (Jan. 9, 2020) (Notice) and Investment Co. Rel. No. 33797 (Feb. 4, 2020) (Order); CIM Real Assets & Credit Fund, et al., Investment Co. Rel. No. 33630 (Sept. 23, 2019) (Notice) and Investment Co. Rel. No. 33659 (Oct. 22, 2019) (Order); Hartford Schroders Opportunistic Income Fund and Hartford Funds Management Company, LLC, Investment Co. Act Rel. No. 33610 (Aug. 27, 2019) (Notice) and Investment Co. Act Rel. No. 33632 (Sept. 24, 2019) (Order); 1WS Credit Income Fund and 1WS Capital Advisers, LLC, Investment Co. Act Rel. No. 33556 (July 16, 2019) (Notice) and Investment Co. Act Rel. No. 33589 (Aug. 14, 2019) (Order); Lord Abbett Credit Opportunities Fund, et al., Investment Co. Rel. No. 33513 (June 19, 2019) (Notice) and Investment Co. Rel. No. 33659 (July 16, 2019) (Order); Cliffwater Corporate Lending Fund and Cliffwater LLC, Investment Co. Rel. No. 33318 (Dec. 6, 2018) (Notice) and Investment Co. Rel. No. 33437 (Feb. 1, 2019) (Order); and Destra International & Event-Driven Credit Fund, et al., Investment Co. Rel. No. 33268 (Oct. 11, 2018) (Notice) and Investment Co. Rel. No. 33293 (Nov. 9, 2018) (Order).~~

<u>[15] *See* Man Diversified Income Fund, et al., Inv. Co. Rel. Nos. 35704 (August 1, 2025) (notice) and 35728 (August 27, 2025) (order); Hamilton Lane Private Assets Fund, et al., Inv. Co. Rel. Nos. 35666 (July 3, 2025) (notice) and 35696 (July 29, 2025) (order); Lincoln Bain Capital Total Credit Fund, Lincoln Royalties Income Fund, LP, and Lincoln Financial Investments Corporation, Inv. Co. Rel. Nos. 35587 (May 14, 2025) (notice) and 35630 (June 10, 2025) (order); CAIS Sports, Media and Entertainment Fund and CAIS Advisors LLC, Inv. Co. Rel. Nos. 35580 (May 12, 2025) (notice) and 35627 (June 9, 2025) (order); GoldenTree Opportunistic Credit Fund, et al., Inv. Co. Rel. Nos. 35579 (May 8, 2025) (notice) and 35622 (June 3, 2025) (order); Virtus Global Credit Opportunities Fund and Virtus Investment Advisers, LLC, Inv. Co. Rel. Nos. 35565 (May 2, 2025) (notice) and 35613 (May 28, 2025)</u>

B.   B. Multiple Classes of Shares — Exemptions from Sections 18(a)(2), 18(c) and 18(i) of the 1940

(order); Connetic Venture Capital Access Fund and Connetic RIA, LLC, Inv. Co. Rel. Nos. 35543 (April 21, 2025) (notice) and 35591 (May 19, 2025) (order); Blue Owl Alternative Credit Fund, et al., Investment Co. Rel. Nos. 35514 (Mar. 28, 2025) (notice) and 35557 (Apr. 23, 2025) (order); RJ Private Credit Income Fund, et al., Investment Co. Rel. Nos. 35515 (Mar. 28, 2025) (notice) and 35556 (Apr. 23, 2025) (order); Columbia Credit Income Opportunities Fund, et al., Investment Co. Rel. Nos. 35498 (Mar. 14, 2025) (notice) and 35526 (Apr. 9, 2025) (order); ISQ Infrastructure Income Fund, et al., Investment Co. Rel. Nos. 35489 (Mar. 4, 2025) (notice) and 35519 (Apr. 1, 2025) (order); iDirect Private Markets Fund, et al., Investment Co. Rel. Nos. 35474 (Feb. 21, 2025) (notice) and 35497 (Mar. 14, 2025) (order); SEG Partners Long/Short Equity Fund, et al., Investment Co. Rel. Nos. 35466 (Feb. 6, 2025) (notice) and 35491 (Mar. 4, 2025) (order); Coatue CTEK Fund and Coatue Management, L.L.C., Investment Co. Rel. Nos. 35417 (Dec. 13, 2024) (notice) and 35443 (Jan. 8, 2025) (order); Capital Group KKR Multi-Sector+, et al., Investment Co. Rel. Nos. 35410 (Dec. 9, 2024) (notice) and 35441 (Jan. 6, 2025) (order); Global X Venture Fund, et al., Investment Co. Rel. Nos. 35408 (Dec. 9, 2024) (notice) and 35440 (Jan. 6, 2025) (order); HarbourVest Private Investments Fund, et al., Investment Co. Rel. Nos. 35409 (Dec. 9, 2024) (notice) and 35439 (Jan. 6, 2025) (order); Privacore PCAAM Alternative Income Fund, et al., Investment Co. Rel. Nos. 35403 (Nov. 27, 2024) (notice) and 35431 (Dec. 26, 2024) (order); TCW Private Asset Income Fund, et al., Investment Co. Rel. Nos. 35401 (Nov. 26, 2024) (notice) and 35429 (Dec. 23, 2024) (order); Callodine Specialty Income Fund, et al., Investment Co. Rel. Nos. 35399 (Nov. 26, 2024) (notice) and 35428 (Dec. 23, 2024) (order); Diamond Hill Securitized Credit Fund and Diamond Hill Capital Management, Inc., Investment Co. Rel. Nos. 35385 (Nov. 15, 2024) (notice) and 35414 (Dec. 10, 2024) (order); Institutional Investment Strategy Fund and Buena Capital Advisors, LLC, Investment Co. Rel. Nos. 35351 (Oct. 8, 2024) (notice) and 35398 (Nov. 26, 2024) (order); Gemcorp Capital Advisors LLC, et al., Investment Co. Rel. Nos. 35328A (Oct. 23, 2024) (notice) and 35384 (Nov. 14, 2024) (order); Sound Point Alternative Income Fund, Felicitas Private Markets Fund and Skypoint Capital Advisors LLC, Investment Co. Rel. Nos. 35350 (Oct. 4, 2024) (notice) and 35371 (Oct. 30, 2024) (order); T. Rowe Price OHA Flexible Credit Income Fund and OHA Private Credit Advisors II, L.P., Investment Co. Rel. Nos. 35327 (Sept. 19, 2024) (notice) and 35360 (Oct. 16, 2024) (order); Wellington Global Multi-Strategy Fund, et al., Investment Co. Rel. Nos. 35317 (Sept. 10, 2024) (notice) and 35353 (Oct. 8, 2024) (order); Russell Investments New Economy Infrastructure Fund, et al., Investment Co. Rel. Nos. 35321 (Sept. 13, 2024) (notice) and 35356 (Oct. 9, 2024) (order); and MA Specialty Credit Income Fund, et al., Investment Co. Rel. Nos. 35316 (Sept. 10, 2024) (notice) and 35352 (Oct. 8, 2024) (order); Gladstone Alternative Income Fund, et al., Investment Co. Rel. No. IC-35307 (August 26, 2024) (Notice) and IC-35330 (September 23, 2024) (Order); CION Grosvenor Infrastructure Fund and CION Grosvenor Management, LLC, Investment Co. Rel. No. IC-35279 (July 17, 2024) (Notice) and IC-35293 (August 13, 2024) (Order); Eagle Point Enhanced Income Trust, et al., Investment Co. Rel. No. IC-35205 (May 28, 2024) (Notice) and IC-35219 (June 25, 2024) (Order); Coller Secondaries Private Equity Opportunities Fund and Coller Private Market Secondaries Advisors, LLC, Investment Co. Rel. No. IC-35143 (February 22, 2024) (Notice) and IC-35156 (March 19, 2024) (Order); Octagon XAI CLO Income Fund and XA Investments LLC, Investment Co. Rel. No. IC-35086 (Jan. 8, 2024) (Notice) and IC-35124 (Feb. 5, 2024) (Order); Meketa Infrastructure Fund and Meketa Capital, LLC, Investment Co. Rel. No. IC-35056 (Nov. 21, 2023) (Notice) and IC-35070 (Dec. 19, 2023) (Order); Oxford Park Income Fund, Inc. and Oxford Park Management, LLC, Investment Co. Rel. No. IC-35052 (Nov. 21, 2023) (Notice) and IC-35069 (Dec. 19, 2023) (Order); Accordant ODCE Index Fund and Accordant Investments LLC, Investment Co. Rel. No. 35025 (September 28, 2023) (Notice) and 35038 (October 24, 2023) (Order); Baseline CRE Income Fund, et. al., Investment Co. Rel. No. 35026 (September 28, 2023) (Notice) and 35039 (October 24, 2023) (Order); Polen Credit Opportunities Fund and Polen Capital Credit LLC, Investment Co. Rel. No. 34967 (July 27, 2023) (Notice) and 34988 (August 22, 2023) (Order); Alpha Alternative Assets Fund and Alpha Growth Management LLC, Investment Co. Rel. No. 34966 (July 27, 2023) (Notice) and 34989 (August 22, 2023) (Order); SEI Alternative Income Fund, et. al., Investment Co. Rel. No. 34909 (May 8, 2023) (Notice) and 34937 (June 5, 2023) (Order); Nomura Alternative Income Fund and Nomura Private Capital LLC, Investment Co. Rel. No. 34871 (March 23, 2023) (Notice) and 34889 (April 18, 2023) (Order); Pender Real Estate Credit Fund and Pender Capital Management, LLC, Investment Co. Rel. No. 34859 (March 16, 2023) (Notice) and 34882 (April 11, 2023) (Order); JPMorgan Private Markets Fund et al, Investment Co. Rel. No. 34846 (March 6, 2023) (Notice) and 34876 (April 3, 2023) (Order); and Carlyle AlpInvest Private Markets Fund and AlpInvest Private Equity Investment Management, LLC, Investment Co. Rel. Nos. 34832 (February 13, 2023) (Notice) and 34852 (March 13, 2023) (Order).

Act

Applicants request exemptive relief to the extent that the issuance and sale of multiple classes of Shares of a Fund might be deemed to result in the issuance of a "senior security"[~~12~~16] within the meaning of Section 18(g) of the 1940 Act that would violate the provisions of Section 18(a)(2) of the 1940 Act, violate the equal voting provisions of Section 18(i) of the 1940 Act, and if more than one class of senior security were issued, violate Section 18(c) of the 1940 Act.

A registered closed-end investment company may have only one class of senior security representing indebtedness and only one class of stock that is a senior security. With respect to the class of stock that is a senior security, i.e., preferred stock, the preferred stock must have certain rights as described in Section 18(a)(2). Section 18(a)(2)(A) and (B) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless (a) immediately after such issuance it will have an asset coverage of at least 200% and (b) provision is made to prohibit the declaration of any distribution, upon its common stock, or the purchase of any such common stock, unless in every such case such senior security has at the time of the declaration of any such distribution, or at the time of any such purchase, an asset coverage of at least 200% after deducting the amount of such distribution or purchase price, as the case may be. Section 18(a)(2)(C) and (D) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless stockholders have the right, voting separately as a class, to: (i) elect at least two directors at all times; (ii) elect a majority of the directors if, at any time, dividends on such class of securities have been unpaid in an amount equal to two full years' dividends on such securities; and (iii) approve any plan of reorganization adversely affecting their securities or any action requiring a vote of security holders as set forth in Section 13(a).[~~13~~17] Section 18(a)(2)(E) requires that such class of stock will have "complete priority over any other class as to distribution of assets and payment of dividends, which dividends shall be cumulative."

Section 18(i) provides:

Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company . . . shall be a voting stock and have equal voting rights with every other outstanding voting stock: *Provided*, That this subsection shall not apply . . . to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.

Finally, Section 18(c) of the 1940 Act provides that:

"it shall be unlawful for any registered closed-end investment company . . . to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock," except that "any such class of . . . stock may be issued in one or more series: *Provided*, That no such series shall have a preference or priority over any other series upon the distribution of the assets of such registered closed-end company or in respect of the payment of interest or dividends . . . ."

The multi-class system proposed herein may result in Shares of a class having priority over another class as to payment of dividends and having unequal voting rights, because~~,~~ under the proposed system~~,~~ (i) shareholders of different classes would pay different distribution and/or service fees (and related costs as described above), different administrative fees and any other incremental expenses that should be properly allocated to a particular class, and (ii) each class would be entitled to exclusive voting rights with respect to matters solely related to that class.

Applicants believe that the implementation of the proposed multi-class system will enhance shareholder options. Under a multi-class system, an investor can choose the method of purchasing Shares that is most beneficial

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[~~12~~16] Section 18(g) of the 1940 Act defines "senior security" as any bond, debenture, note or similar obligation or instrument constituting a security and evidencing indebtedness. This definition also includes any stock of a class having priority over any other class as to distribution of assets or payment of dividends.

[~~13~~17] Section 13(a) requires, among other things, that a majority of the fund's outstanding voting securities must approve converting to a mutual fund format.

given the amount of his or her purchase, the length of time the investor expects to hold his or her Shares and other relevant circumstances. The proposed arrangements would permit a Fund to facilitate both the distribution of its securities and provide investors with a broader choice of shareholder services.

By contrast, if a Fund were required to organize separate investment portfolios for each class of Shares, the success of the new portfolios might be limited. Unless each new portfolio grew at a sufficient rate and to a sufficient size, it could be faced with liquidity and diversification problems that would prevent the portfolio from producing a favorable return.

Under the proposal, owners of each class of Shares may be relieved under the multi-class system of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of Shares than they would be otherwise. As a Fund grows in volume of assets, the investors will derive benefits from economies of scale that would not be available at smaller volumes.

The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the 1940 Act's "senior security" provisions are satisfied. After having granted numerous exemptive orders ("multiple class exemptive orders") to open-end investment companies permitting those funds to issue two or more classes of shares representing interests in the same portfolio,[18] the Commission adopted Rule 18f-3 under the 1940 Act in 1995, which now permits open-end funds to maintain or create multiple classes without seeking individual exemptive orders, as long as certain conditions are met.[19]

Applicants believe that the proposed closed-end investment company multiple class structure does not raise the concerns underlying Section 18 of the 1940 Act to any greater degree than open-end investment companies' multiple class structures. The proposed multiple class structure does not relate to borrowings and will not adversely affect a Fund's assets. In addition, the proposed structure will not increase the speculative character of a Fund's Shares. Applicants also believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of shareholders.

Applicants believe that the rationale for, and conditions contained in, Rule 18f-3 are as applicable to a closed-end investment company seeking to offer multiple classes of shares with varying distribution and service arrangements in a single portfolio as they are to open-end funds. Each Fund will comply with the provisions of Rule 18f-3 as if it were an open-end investment company, including, among others, its provisions relating to differences in expenses, special allocations of other expenses, voting rights, conversions and exchanges and disclosures. In fact, each Fund will in many ways resemble an open-end fund in its manner of operation and in the distribution of its Shares.

In particular, the Funds will offer their Shares continuously at a price based on net asset value, plus any applicable front-end sales load. Differences among classes will, as detailed above, relate largely to differences in distribution and service arrangements. Applicants note that open-end and closed-end funds are subject to different technical provisions governing the issuance of senior securities. However, those technical differences do not appear relevant here. Although closed-end funds may not issue multiple classes of shares without exemptive relief, the

---

[18] See Sierra Trust Funds, et al., Investment Co. Act Rel. No. 20093 (Feb. 23, 1994) (notice) and Investment Co. Act Rel. No. 20153 (Mar. 22, 1994) (order); see also Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds, Investment Co. Act Rel. No. 19955 (Dec. 15, 1993).

[19] See Investment Co. Act Rel. No. 20915 (Feb. 23, 1995). As adopted, Rule 18f-3 creates an exemption for mutual funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule 18f-3, the Commission also amended Rule 12b-1 under the 1940 Act to clarify that each class of shares must have separate 12b-1 plan provisions. Moreover, any action on the 12b-1 plan (i.e., trustee or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains, losses and expenses and that clarify the shareholder voting provisions of the rule.

Commission has granted specific exemptive relief to similarly-situated closed-end funds.[~~16~~20] Provisions regulating the issuance by closed-end funds of debt or preferred stock should have no bearing on an application by a closed-end fund for an exemptive order permitting the issuance of multiple classes of common shares. Therefore, Applicants propose to base the conditions under which the Funds would issue multiple classes of Shares on those contained in Rule 18f-3.

Applicants believe that the proposed allocation of expenses and voting rights relating to the asset-based distribution and/or service fees applicable to the different classes of Shares of each Fund in the manner described above is equitable and would not discriminate against any group of shareholders. Applicants are aware of the need for full disclosure of the proposed multi-class system in a Fund's prospectus and of the differences among the various classes and the different expenses of each class of Shares offered. Each Fund will include in its prospectus disclosure of the fees, expenses and other characteristics of each class of Shares offered for sale by the prospectus, as is required for open-end multi-class funds under Form N-1A.[~~17~~21] Applicants also note that the Commission has adopted rule and form amendments to require registered open-end management investment companies to disclose fund expenses borne by shareholders during the reporting period in shareholder reports[~~18~~22] and to describe in their

[~~16~~20] *See* ~~Investment Co. Act Rel. No. 20915 (Feb. 23, 1995). As adopted, Rule 18f-3 creates an exemption for mutual funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule 18f-3, the Commission also amended Rule 12b-1 under the 1940 Act to clarify that each class of shares must have separate 12b-1 plan provisions. Moreover, any action on the 12b-1 plan (i.e., trustee or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains, losses and expenses and that clarify the shareholder voting provisions of the rule~~Man Diversified Income Fund, et al., supra note 15; Hamilton Lane Private Assets Fund, et al., supra note 15; Lincoln Bain Capital Total Credit Fund, Lincoln Royalties Income Fund, LP, and Lincoln Financial Investments Corporation, supra note 15; CAIS Sports, Media and Entertainment Fund and CAIS Advisors LLC, supra note 15; GoldenTree Opportunistic Credit Fund, et al., supra note 15; Virtus Global Credit Opportunities Fund and Virtus Investment Advisers, LLC, supra note 15; Connetic Venture Capital Access Fund and Connetic RIA, LLC, supra note 15; Blue Owl Alternative Credit Fund, et al., supra note 15; RJ Private Credit Income Fund, et al., supra note 15; Columbia Credit Income Opportunities Fund, et al., supra note 15; ISQ Infrastructure Income Fund, et al., supra note 15; iDirect Private Markets Fund, et al., supra note 15; SEG Partners Long/Short Equity Fund, et al., supra note 15; Coatue CTEK Fund and Coatue Management, L.L.C., supra note 15; Capital Group KKR Multi-Sector+, et al., supra note 15; Global X Venture Fund, et al., supra note 15; HarbourVest Private Investments Fund, et al., supra note 15; Privacore PCAAM Alternative Income Fund, et al., supra note 15; TCW Private Asset Income Fund, et al., supra note 15; Callodine Specialty Income Fund, et al., supra note 15; Diamond Hill Securitized Credit Fund and Diamond Hill Capital Management, Inc., supra note 15; Institutional Investment Strategy Fund and Buena Capital Advisors, LLC, supra note 15; Gemcorp Capital Advisors LLC, et al supra note 15; Sound Point Alternative Income Fund, Felicitas Private Markets Fund and Skypoint Capital Advisors LLC, supra note 15; T. Rowe Price OHA Flexible Credit Income Fund and OHA Private Credit Advisors II, L.P., supra note 15; Wellington Global Multi-Strategy Fund, et al., supra note 15; Russell Investments New Economy Infrastructure Fund, et al., supra note 15; and MA Specialty Credit Income Fund, et al., supra note 15; Gladstone Alternative Income Fund, et al., supra note 15; CION Grosvenor Infrastructure Fund and CION Grosvenor Management, LLC, supra note 15; Eagle Point Enhanced Income Trust, et al., supra note 15; Coller Secondaries Private Equity Opportunities Fund and Coller Private Market Secondaries Advisors, supra note 15; Octagon XAI CLO Income Fund and XA Investments LLC, supra note 15; Meketa Infrastructure Fund and Meketa Capital, LLC, supra note 15; Oxford Park Income Fund, Inc. and Oxford Park Management, LLC, supra note 15; Accordant ODCE Index Fund and Accordant Investments LLC, supra note 15; Baseline CRE Income Fund, et. al., supra note 15; Polen Credit Opportunities Fund and Polen Capital Credit LLC, supra note 15; Alpha Alternative Assets Fund and Alpha Growth Management LLC, supra note 15; SEI Alternative Income Fund, et. al., supra note 15; Nomura Alternative Income Fund and Nomura Private Capital LLC, supra note 15; Pender Real Estate Credit Fund and Pender Capital Management, LLC, supra note 15; JPMorgan Private Markets Fund et al, supra note 15; and Carlyle AlpInvest Private Markets Fund and AlpInvest Private Equity Investment Management, LLC, supra note 15.

[~~17~~21] In all respects other than class-by-class disclosure, each Fund will comply with the requirements of Form N-2.

[~~18~~22] Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Rel. No. 26372 (Feb. 27, 2004) (adopting release).

prospectuses any arrangements that result in breakpoints in, or elimination of, sales loads.~~19~~23 Each Fund will include these disclosures in its shareholder reports and prospectus.

Each Fund will comply with any requirements that the Commission or FINRA may adopt regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding prospectus disclosure of sales loads and revenue sharing arrangements, as if those requirements applied to each Fund.[24] In addition, each Fund will contractually require that any distributor of the Fund's Shares comply with such requirements in connection with the distribution of such Fund's Shares.

In June 2006, the Commission adopted enhanced fee disclosure requirements for fund of funds including registered funds of hedge funds~~20~~.25 Applicants will comply with all such applicable disclosure requirements.

The requested relief is similar to the exemptions discussed above granted by the Commission to Man Diversified Income Fund, Hamilton Lane Private Assets Fund, Lincoln Bain Capital Total Credit Fund, CAIS Sports, Media and Entertainment Fund; GoldenTree Opportunistic Credit Fund, Virtus Global Credit Opportunities Fund, Connetic Venture Capital Access Fund,Blue Owl Alternative Credit Fund, RJ Private Credit Income Fund, Columbia Credit Income Opportunities Fund, ISQ Infrastructure Income Fund, iDirect Private Markets Fund, SEG Partners Long/Short Equity Fund, Coatue CTEK Fund, Capital Group KKR Multi-Sector+, Global X Venture Fund, HarbourVest Private Investments Fund, Privacore PCAAM Alternative Income Fund, TCW Private Asset Income Fund, Callodine Specialty Income Fund, Diamond Hill Securitized Credit Fund, Institutional Investment Strategy Fund, Gemcorp Commodities Alternative Products Fund, Sound Point Alternative Income Fund, Felicitas Private Markets Fund, T. Rowe Price OHA Flexible Credit Income Fund, Wellington Global Multi-Strategy Fund, Russell Investments New Economy Infrastructure Fund, Wellington Global Multi-Strategy Fund and MA Specialty Credit Income Fund Gladstone Alternative Income Fund, et al., CION Grosvenor Infrastructure Fund and CION Grosvenor Management, LLC, Eagle Point Enhanced Income Trust, et al., Coller Secondaries Private Equity Opportunities Fund and Coller Private Market Secondaries Advisors, ~~LLC, Axxes Private Markets Fund and Axxes Advisors LLC, AMG Pantheon Credit Solutions Fund, AB CarVal Opportunistic Credit Fund, et al.,~~Octagon XAI CLO Income Fund and XA Investments LLC, ~~Mainstay Mackay Municipal Income~~Meketa Infrastructure Fund and Meketa Capital, LLC, Oxford Park Income Fund, Inc. and Oxford Park Management, LLC, Accordant ODCE Index Fund and Accordant Investments LLC, Baseline CRE Income Fund, et. al., Polen Credit Opportunities Fund and ~~New York Life Investment~~Polen Capital Credit LLC, Alpha Alternative Assets Fund and Alpha Growth Management LLC~~, CAZ Strategic Opportunities Fund and CAZ Investments Registered Adviser LLC~~, SEI Alternative Income Fund, et. al., Nomura Alternative Income Fund and Nomura Private Capital LLC, Pender Real Estate Credit Fund and Pender Capital Management, LLC, JPMorgan Private Markets Fund~~,~~ et al.~~, Forum Real Estate Income Fund and Forum Capital Advisors LLC, Fidelity Multi-Strategy Credit Fund and Fidelity Diversifying Solutions LLC, Monachil Credit Income Fund and Monachil Capital Partners LP, Cantor Fitzgerald Sustainable Infrastructure Fund and Cantor Fitzgerald Investment Advisors, L.P., Emerald Strategic Innovation Interval Fund and Emerald Mutual Fund Advisers Trust, Alpha Alternative Assets Fund, Oaktree Diversified Income Fund Inc., PGIM Private Real~~

~~19~~23 Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Rel. No. 26464 (June 7, 2004) (adopting release).

[24] "Self-Regulatory Organizations; Financial Industry Regulatory Authority, Inc.; Notice of Filing of Proposed Rule Change and Amendment No. 1 to Adopt NASD Rule 2830 as FINRA Rule 2341 (Investment Company Securities) in Consolidated FINRA Rulebook, Securities Exchange Act Release No. 64386 (May 3, 2011); Confirmation Requirements and Point of Sale Disclosure Requirements for Transactions in Certain Mutual Funds and Other Securities and Other Confirmation Requirement Amendments, and Amendments to the Registration Form for Mutual Funds, Investment Company Act Release No. 26341 (Jan. 29, 2004) (proposing release); Notice of Filing and Immediate Effectiveness of a Proposed Rule Change to Adopt NASD Rule 2830 as FINRA Rule 2341 (Investment Company Securities) in Consolidated FINRA Rulebook, Securities Exchange Act Release No. 78130 (June 22, 2016)."

~~20 Fund of Funds Investments, Investment Company Act Rel. Nos. 26198 (Oct. 1, 2003) (proposing release) and 27399 (June 20, 2006) (adopting release). See also Rules 12d1-1, et seq. of the 1940 Act.~~

25 Fund of Funds Investments, Investment Company Act Rel. Nos. 26198 (Oct. 1, 2003) (proposing release) and 27399 (June 20, 2006) (adopting release). See also Rules 12d1-1, et seq. of the 1940 Act.

and Carlyle AlpInvest Private Markets Fund and AlpInvest Private Equity Investment Management, LLC.[26] Accordingly, Applicants believe there is ample precedent for the implementation of a multi-class system.

C. ~~C.~~ Early Withdrawal Charge

Rule 23c-3 under the 1940 Act permits an interval fund to make repurchase offers of between 5% and 25% of its outstanding shares at net asset value at periodic intervals pursuant to a fundamental policy of the interval fund. Rule 23c-3(b)(1) requires an interval fund to repurchase shares at net asset value and expressly permits the interval fund to deduct from repurchase proceeds only a repurchase fee, not to exceed 2.00% of proceeds, that is paid to the interval fund and is reasonably intended to compensate the fund for expenses directly related to the repurchase.

Applicants seek relief from this requirement of Rule 23c-3(b)(1) to the extent necessary for the Funds to impose EWCs, which are distribution-related fees payable to ~~the~~a ~~D~~distributor, on Shares submitted for repurchase that have been held for less than a specified period. The Funds are seeking ~~the ability~~ to impose EWCs that are the

---

[21] ~~See supra note 11.~~

[26] See Man Diversified Income Fund, et al., supra note 15; Hamilton Lane Private Assets Fund, et al., supra note 15; Lincoln Bain Capital Total Credit Fund, Lincoln Royalties Income Fund, LP, and Lincoln Financial Investments Corporation, supra note 15; CAIS Sports, Media and Entertainment Fund and CAIS Advisors LLC, supra note 15; GoldenTree Opportunistic Credit Fund, et al., supra note 15; Virtus Global Credit Opportunities Fund and Virtus Investment Advisers, LLC, supra note 15; Connetic Venture Capital Access Fund and Connetic RIA, LLC, supra note 15; Blue Owl Alternative Credit Fund, et al., supra note 15; Blue Owl Alternative Credit Fund, et al., supra note 15; RJ Private Credit Income Fund, et al., supra note 15; Columbia Credit Income Opportunities Fund, et al., supra note 15; ISQ Infrastructure Income Fund, et al., supra note 15; iDirect Private Markets Fund, et al., supra note 15; SEG Partners Long/Short Equity Fund, et al., supra note 15; Coatue CTEK Fund and Coatue Management, L.L.C., supra note 15; Capital Group KKR Multi-Sector+, et al., supra note 15; Global X Venture Fund, et al., supra note 15; HarbourVest Private Investments Fund, et al., supra note 15; Privacore PCAAM Alternative Income Fund, et al., supra note 15; TCW Private Asset Income Fund, et al., supra note 15; Callodine Specialty Income Fund, et al., supra note 15; Diamond Hill Securitized Credit Fund and Diamond Hill Capital Management, Inc., supra note 15; Institutional Investment Strategy Fund and Buena Capital Advisors, LLC, supra note 15; Gemcorp Capital Advisors LLC, et al supra note 15; Sound Point Alternative Income Fund, Felicitas Private Markets Fund and Skypoint Capital Advisors LLC, supra note 15; T. Rowe Price OHA Flexible Credit Income Fund and OHA Private Credit Advisors II, L.P., supra note 15; Wellington Global Multi-Strategy Fund, et al., supra note 15; Russell Investments New Economy Infrastructure Fund, et al., supra note 15; and MA Specialty Credit Income Fund, et al., supra note 15; Gladstone Alternative Income Fund, et al., supra note 15; CION Grosvenor Infrastructure Fund and CION Grosvenor Management, LLC, supra note 15; Eagle Point Enhanced Income Trust, et al., supra note 15; Coller Secondaries Private Equity Opportunities Fund and Coller Private Market Secondaries Advisors, supra note 15; Octagon XAI CLO Income Fund and XA Investments LLC, supra note 15; Meketa Infrastructure Fund and Meketa Capital, LLC, supra note 15; Oxford Park Income Fund, Inc. and Oxford Park Management, LLC, supra note 15; Accordant ODCE Index Fund and Accordant Investments LLC, supra note 15; Baseline CRE Income Fund, et. al., supra note 15; Polen Credit Opportunities Fund and Polen Capital Credit LLC, supra note 15; Alpha Alternative Assets Fund and Alpha Growth Management LLC, supra note 15; SEI Alternative Income Fund, et. al., supra note 15; Nomura Alternative Income Fund and Nomura Private Capital LLC, supra note 15; Pender Real Estate Credit Fund and Pender Capital Management, LLC, supra note 15; JPMorgan Private Markets Fund et al, supra note 15; and Carlyle AlpInvest Private Markets Fund and AlpInvest Private Equity Investment Management, LLC, supra note 15.

functional equivalent of the CDSLs that open-end investment companies may charge under Rule 6c-10 under the 1940 Act. The Funds would assess EWCs in much the same way non-interval funds currently assess EWCs. As more fully described below, these charges would be paid to ~~the~~a D~~d~~istributor and are functionally similar to CDSLs imposed by open-end funds. Relief to permit the imposition of EWCs would be consistent with the approach the Commission has taken with respect to CDSLs imposed by open-end funds that offer their securities continuously, as each Fund would for its Shares. Any EWC imposed by the Funds will comply with Rule 6c-10 under the 1940 Act as if the rule were applicable to closed-end funds.

In the Adopting Release, the Commission stated that "the requirement [of Rule 23c-3(b)(1)] that repurchases take place at net asset value and the limitation of repurchase fees to two percent implicitly preclude the imposition" of CDSLs[22][27] The Commission stated, however, that even though it was not proposing any provisions regarding the use of CDSLs by interval funds, such consideration may be appropriate after the Commission considers whether to adopt proposed Rule 6c-10, which would permit the imposition of CDSLs by open-end companies, and has the opportunity to monitor the effects of the NASD sales charge rule upon distribution charges of open-end companies, which goes into effect in July of [1993].[23][28]

Since adopting Rule 23c-3, the Commission has adopted Rule 6c-10. That rule adopts a flexible approach, and permits open-end funds to charge CDSLs as long as (i) the amount of the CDSL does not exceed a specified percentage of net asset value or offering price at the time of the purchase, (ii) the terms of the sales load comply with the provisions of the Sales Charge Rule, governing sales loads for open-end funds and (iii) deferred sales loads are imposed in a nondiscriminatory fashion (scheduled variations or elimination of sales loads in accordance with Rule 22d-1 are permitted). Rule 6c-10 is grounded in policy considerations supporting the employment of CDSLs where there are adequate safeguards for the investor. These same policy considerations support imposition of EWCs in the interval fund context and are a solid basis for the Commission to grant exemptive relief to permit interval funds to impose EWCs.

With respect to the policy considerations supporting imposition of EWCs, as the Commission recognized when it promulgated Rule 23c-3, several non-interval funds that had been making periodic repurchase offers to their shareholders imposed early withdrawal charges comparable to CDSLs.[24][29] Traditional closed-end funds, which do not regularly offer to repurchase shares, do not generally impose EWCs although nothing in the 1940 Act would preclude them from doing so. Section 23(c)(2) of the 1940 Act does not regulate the price at which shares may be purchased in a tender offer. When a closed-end fund continuously offers its shares at net asset value and provides its shareholders with periodic opportunities to tender their shares, however, the fund's distributor (like the distributor of an open-end fund) may need to recover distribution costs from shareholders who exit their investments early. In the case of the Initial Fund's initial share class, the ~~D~~distributor may pay out of its own resources compensation to selected dealers that sell Fund Shares at the time of sale, based on the dollar amount of the Shares sold by the dealer. Moreover, like open-end funds, interval funds need to discourage investors from moving their money quickly in and out of the fund, a practice that imposes costs on all shareholders.

Neither the Proposing Release nor the Adopting Release suggests that the purpose underlying Rule 23c-3(b)(1)'s requirements that repurchases take place at net asset value is to preclude interval funds from imposing EWCs. Rather, its purpose is to prohibit funds from discriminating among shareholders in prices paid for shares tendered in a repurchase offer.[25][30] The best price rules under Rule 23c-1(a)(9) of the 1940 Act and Rule

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[22] ~~Adopting Release. Rule 23c-3(b)(1) provides in pertinent part: The company shall repurchase the stock for cash at net asset value determined on the repurchase pricing date. The company may deduct from the repurchase proceeds only a repurchase fee not to exceed two percent of the proceeds, that is paid to the company for expenses directly related to the repurchase.~~

[27] Adopting Release. Rule 23c-3(b)(1) provides in pertinent part: "The company shall repurchase the stock for cash at net asset value determined on the repurchase pricing date… The company may deduct from the repurchase proceeds only a repurchase fee not to exceed two percent of the proceeds, that is paid to the company for expenses directly related to the repurchase."

[23][28] *Id*.

[24][29] Adopting Release, Section II.A.7.c. Section 23(c)(2) of the 1940 Act does not require that repurchases be made at net asset value.

[25][30] See Proposing Release, Section II.A.7; Adopting Release, Section II.A.7.

13e-4(f)(8)(ii) of the Exchange Act address this same concern. The Commission staff does not construe those rules to forbid closed-end funds making repurchase offers under Section 23(c)(2) from imposing EWCs.[~~26~~31] There is, in Applicants' view, no rational basis to apply Rule 23c-3(b)(1)'s requirements differently. Moreover, each Fund will be treating all similarly situated shareholders the same. Each Fund will disclose to all shareholders the applicability of the EWCs (and any scheduled waivers of the EWC) to each category of shareholders and, as a result, no inequitable treatment of shareholders with respect to the price paid in a repurchase offer will result. Each Fund also will disclose EWCs in accordance with the requirements of Form N-1A concerning CDSLs, as if the Fund were an open-end investment company.

As required by Rule 6c-10 for open-end funds, each Fund relying on the Order will comply with shareholder distribution and/or service fee limits imposed by the Sales Charge Rule on the same basis as if it were an open-end investment company. In this regard, a Fund will pay distribution and/or service fees pursuant to plans that are designed to meet the requirements of the Sales Charge Rule on the same basis as if it were an open-end investment company subject to that rule.

The Commission has previously granted the same type of exemptive relief requested herein.[~~27~~32] In each case, the Commission granted relief from Rule 23c-3(b)(1) to an interval fund to charge EWCs to certain shareholders who tender for repurchase shares that have been held for less than a specified period.

[~~26~~31] See Adopting Release, Section II.A.7.c. (recognizing that several closed-end funds making periodic repurchases pursuant to Section 23(c)(2) impose early withdrawal charges).

[~~27~~32] See ~~supra note 11~~Man Diversified Income Fund, et al., supra note 15; Hamilton Lane Private Assets Fund, et al., supra note 15; Lincoln Bain Capital Total Credit Fund, Lincoln Royalties Income Fund, LP, and Lincoln Financial Investments Corporation, supra note 15; CAIS Sports, Media and Entertainment Fund and CAIS Advisors LLC, supra note 15; GoldenTree Opportunistic Credit Fund, et al., supra note 15; Virtus Global Credit Opportunities Fund and Virtus Investment Advisers, LLC, supra note 15; Connetic Venture Capital Access Fund and Connetic RIA, LLC, supra note 15; Blue Owl Alternative Credit Fund, et al., supra note 15; Blue Owl Alternative Credit Fund, et al., supra note 15; RJ Private Credit Income Fund, et al., supra note 15; Columbia Credit Income Opportunities Fund, et al., supra note 15; ISQ Infrastructure Income Fund, et al., supra note 15; iDirect Private Markets Fund, et al., supra note 15; SEG Partners Long/Short Equity Fund, et al., supra note 15; Coatue CTEK Fund and Coatue Management, L.L.C., supra note 15; Capital Group KKR Multi-Sector+, et al., supra note 15; Global X Venture Fund, et al., supra note 15; HarbourVest Private Investments Fund, et al., supra note 15; Privacore PCAAM Alternative Income Fund, et al., supra note 15; TCW Private Asset Income Fund, et al., supra note 15; Callodine Specialty Income Fund, et al., supra note 15; Diamond Hill Securitized Credit Fund and Diamond Hill Capital Management, Inc., supra note 15; Institutional Investment Strategy Fund and Buena Capital Advisors, LLC, supra note 15; Gemcorp Capital Advisors LLC, et al supra note 15; Sound Point Alternative Income Fund, Felicitas Private Markets Fund and Skypoint Capital Advisors LLC, supra note 15; T. Rowe Price OHA Flexible Credit Income Fund and OHA Private Credit Advisors II, L.P., supra note 15; Wellington Global Multi-Strategy Fund, et al., supra note 15; Russell Investments New Economy Infrastructure Fund, et al., supra note 15; and MA Specialty Credit Income Fund, et al., supra note 15; Gladstone Alternative Income Fund, et al., supra note 15; CION Grosvenor Infrastructure Fund and CION Grosvenor Management, LLC, supra note 15; Eagle Point Enhanced Income Trust, et al., supra note 15; Coller Secondaries Private Equity Opportunities Fund and Coller Private Market Secondaries Advisors, supra note 15; Octagon XAI CLO Income Fund and XA Investments LLC, supra note 15; Meketa Infrastructure Fund and Meketa Capital, LLC, supra note 15; Oxford Park Income Fund, Inc. and Oxford Park Management, LLC, supra note 15; Accordant ODCE Index Fund and Accordant Investments LLC, supra note 15; Baseline CRE Income Fund, et. al., supra note 15; Polen Credit Opportunities Fund and Polen Capital Credit LLC, supra note 15; Alpha Alternative Assets Fund and Alpha Growth Management LLC, supra note 15; SEI Alternative Income Fund, et. al., supra note 15; Nomura Alternative Income Fund and Nomura Private Capital LLC, supra note 15; Pender Real Estate Credit Fund and Pender Capital Management, LLC, supra note 15; JPMorgan Private Markets Fund et al, supra note 15; and Carlyle AlpInvest Private Markets Fund and AlpInvest Private Equity Investment Management, LLC.

D.   ~~D.~~ Waivers of EWCs

Each Fund may grant waivers of the EWCs on repurchases in connection with certain categories of shareholders or transactions established from time to time. Each Fund will apply the EWC (and any waivers or scheduled variations of the EWC) uniformly to all shareholders in a given class and consistently with the requirements of Rule 22d-1 under the 1940 Act as if the Fund was an open-end investment company. The Shares that benefit from such waivers are less likely to be the cause of rapid turnover in Shares of a Fund, particularly where there are also important policy reasons to waive the EWC, such as when Shares are tendered for repurchase due to the death, disability or retirement of the shareholder. Events such as death, disability or retirement are not likely to cause high turnover in Shares of a Fund, and financial needs on the part of the shareholder or the shareholder's family are often precipitated by such events. The EWC may also be waived in connection with a number of additional circumstances, including the following repurchases of Shares held by employer sponsored benefit plans: (i) repurchases to satisfy participant loan advances; (ii) repurchases in connection with distributions qualifying under the hardship provisions of the Internal Revenue Code of 1986, as amended; and (iii) repurchases representing returns of excess contributions to such plans. Furthermore, if a distributor has not incurred significant promotional expenses (by making up-front payments to selling dealers) in connection with attracting shareholders in a particular category to a Fund, the waiver of the EWC works to shareholders' advantage while not harming the distributor economically.

In adopting amended Rule 22d-1 in February 1985, the Commission recognized that the adoption of Rule 22c-1 to "require forward pricing of fund shares largely dispelled concerns about share dilution." Furthermore, "the sales load variations that have been instituted [through Rules 22d-1 through 22d-5 and exemptive orders prior to February 1985] have improved the competitive environment for the sale of fund shares without disrupting the distribution system for the sale of those shares."[33] In light of these circumstances, the Commission believed that "it is appropriate to permit a broader range of scheduled variation" as permitted in amended Rule 22d-1.[34] Rule 22d-1 permits open-end funds to sell their shares at prices that reflect scheduled "variations in, or elimination of, the sales load to particular classes of investors or transactions" provided that the conditions of the rule are met. When Rule 22d-1 was adopted, the status of CDSLs for open-end funds and waivers of those charges were not covered by any rule and were the subject of exemptive orders. Rule 6c-10, adopted in April 1995, which permits CDSLs for open-end funds, also permits scheduled variations in, or elimination of, CDSLs for a particular class of shareholders or transactions, provided that the conditions of Rule 22d-1 are satisfied.[35] The same policy concerns and competitive benefits applicable to scheduled variations in or elimination of sales loads for open-end funds are applicable to interval funds and the same safeguards built into Rules 22d-1 and 6c-10 that protect the shareholders of open-end funds will protect the shareholders of interval funds so long as interval funds comply with those rules as though applicable to interval funds.

Applicants submit that it would be impracticable and contrary to the purpose of Rule 23c-3 to preclude interval funds from providing for scheduled variations in, or elimination of, EWCs, subject to appropriate safeguards.

E.   ~~E.~~ Asset-Based Distribution and/or Service Fees

Applicants request relief from the provisions of Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, to the extent necessary to permit the Funds to impose asset-based distribution and/or service fees (in a manner analogous to Rule 12b-1 fees for an open-end investment company). Section 12(b) of the 1940 Act and Rule 12b-1

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[33] Investment Co. Act Rel. No. 14390 (Feb. 2, 1985).

[34] *Id.*

[35] Rule 22d-1 requires that the scheduled variations in or elimination of the sales load must apply uniformly to all offerees in the class specified and the company must disclose to existing shareholders and prospective investors adequate information concerning any scheduled variation, revise its prospectus and statement of additional information to describe any new variation before making it available to purchasers, and advise existing shareholders of any new variation within one year of when first made available.

thereunder do not apply to closed-end investment companies. Accordingly, no provisions of the 1940 Act or the rules thereunder explicitly limits the ability of a closed-end fund to impose a distribution and/or service fee.[31][36]

Section 17(d) of the 1940 Act prohibits an affiliated person of (or principal underwriter for) a registered investment company or an affiliated person of such person, acting as principal, from effecting or engaging in any transaction in which such registered company is a joint, or a joint and several, participant, in contravention of Commission regulations. Rule 17d-1 provides that no joint transaction covered by the rule may be consummated unless the Commission issues an order upon application.

In reviewing applications pursuant to Section 17(d) and Rule 17d-1, the Commission considers whether an investment company's participation in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants. Section 17(d) of the 1940 Act is intended to prevent or limit abuses arising from conflicts of interest; however, Section 17(d) itself does not prohibit any specific activities, but instead, authorizes the Commission to approve rules to limit or prevent an investment company from being a joint participant on a different or less advantageous basis than other participants. Under Rule 17d-1, it is unlawful for an affiliated person, acting as principal, to participate in or effect any transaction in connection with a joint enterprise or other joint arrangement in which the investment company is a participant, without prior Commission approval. The protections provided for in Section 17(d) essentially allow the Commission to set standards for all transactions concerning an investment company and an affiliate which could be construed as self-dealing or involve overreaching by the affiliate to the detriment of the investment company.

Each Fund will comply with the protections developed and approved by the Commission for open-end investment companies in Rule 12b-1 in connection with its plan with respect to each class of Shares as if the Fund were an open-end management investment company.

Therefore, the Funds will participate in substantially the same way and under substantially the same conditions as would be the case with an open-end investment company imposing distribution and/or service fees under Rule 12b-1.

Applicants note that, at the same time the Commission adopted Rule 12b-1,[32][37] it also adopted Rule 17d-3 to provide an exemption from Section 17(d) and Rule ~~17d-1~~17d-1 to the extent necessary to allow for arrangements between open-end funds and their affiliated persons or principal underwriters (or affiliated persons of such persons or principal underwriters) whereby payments are made by the open-end fund with respect to distribution, if such agreements are entered into in compliance with Rule 12b-l. In its adopting release, the Commission stated as follows:

The Commission wishes to emphasize that it has no intention of categorizing certain transactions as raising the applicability of Section 17(d) and Rule 17d-3 of the 1940 Act. The Commission's only comment is that to the extent that arrangements in which a fund pays for its distribution costs could involve the fund in a 'joint enterprise' with an affiliated person, and if such arrangements were entered into in compliance with Rule 12b-1, the Commission sees no need for prior Commission review and approval of the arrangements.[33][38]

As closed-end management investment companies, the Funds may not rely on Rule 17d-3. However, in light of the foregoing, Applicants believe any Section 17(d) concerns the Commission might have in connection with a Fund's financing the distribution of its Shares should be resolved by the Fund's undertaking to comply with the provisions of Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. Accordingly, the Funds will comply with Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. The Funds represent that the Funds' imposition of asset-based distribution and/or service fees is consistent with factors

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[31][36] Applicants do not concede that Section 17(d) applies to the asset-based distribution and/or service fees discussed herein, but requests this exemption to eliminate any uncertainty.

[32][37] See Bearing of Distribution Expenses by Mutual Funds, Investment Co. Act Rel. No. 11414 (Oct. 28, 1980).

[33][38] *Id.*

considered by the Commission in reviewing applications for relief from Section 17(d) of the 1940 Act and Rule 17d-1 thereunder (i.e., that the imposition of such fees as described is consistent with the provisions, policies and purposes of the 1940 Act and does not involve participation on a basis different from or less advantageous than that of other participants).

VI.   ~~VI.~~ APPLICANTS' CONDITION

Applicants agree that any order granting the requested relief will be subject to the following condition:

Each Fund relying on the Order will comply with the provisions of Rules 6c-10, 12b-1, 17d-3, 18f-3, 22d-1, and, where applicable, 11a-3 under the 1940 Act, as amended from time to time, as if those rules applied to closed-end management investment companies, and will comply with the Sales Charge Rule, as amended from time to time, as if that rule applied to all closed-end management investment companies.

VII.   ~~VII.~~ CONCLUSION

For the reasons stated above, Applicants submit that the exemptions requested are necessary and appropriate in the public interest and are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants further submit that the relief requested pursuant to Section 23(c)(3) will be consistent with the protection of investors and will ensure that Applicants do not unfairly discriminate against any holders of the class of securities to be purchased. Applicants also believe that the requested relief meets the standards for relief in Section 17(d) of the 1940 Act and Rule 17d-1 thereunder. Applicants desire that the Commission issue the requested Order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

Applicants submit that the exemptions requested conform substantially to the precedent cited herein.[~~34~~39]

[~~34~~39] See ~~supra note 11~~Man Diversified Income Fund, et al., supra note 15; Hamilton Lane Private Assets Fund, et al., supra note 15; Lincoln Bain Capital Total Credit Fund, Lincoln Royalties Income Fund, LP, and Lincoln Financial Investments Corporation, supra note 15; CAIS Sports, Media and Entertainment Fund and CAIS Advisors LLC, supra note 15; GoldenTree Opportunistic Credit Fund, et al., supra note 15; Virtus Global Credit Opportunities Fund and Virtus Investment Advisers, LLC, supra note 15; Connetic Venture Capital Access Fund and Connetic RIA, LLC, supra note 15; Blue Owl Alternative Credit Fund, et al., supra note 15; Blue Owl Alternative Credit Fund, et al., supra note 15; RJ Private Credit Income Fund, et al., supra note 15; Columbia Credit Income Opportunities Fund, et al., supra note 15; ISQ Infrastructure Income Fund, et al., supra note 15; iDirect Private Markets Fund, et al., supra note 15; SEG Partners Long/Short Equity Fund, et al., supra note 15; Coatue CTEK Fund and Coatue Management, L.L.C., supra note 15; Capital Group KKR Multi-Sector+, et al., supra note 15; Global X Venture Fund, et al., supra note 15; HarbourVest Private Investments Fund, et al., supra note 15; Privacore PCAAM Alternative Income Fund, et al., supra note 15; TCW Private Asset Income Fund, et al., supra note 15; Callodine Specialty Income Fund, et al., supra note 15; Diamond Hill Securitized Credit Fund and Diamond Hill Capital Management, Inc., supra note 15; Institutional Investment Strategy Fund and Buena Capital Advisors, LLC, supra note 15; Gemcorp Capital Advisors LLC, et al supra note 15; Sound Point Alternative Income Fund, Felicitas Private Markets Fund and Skypoint Capital Advisors LLC, supra note 15; T. Rowe Price OHA Flexible Credit Income Fund and OHA Private Credit Advisors II, L.P., supra note 15; Wellington Global Multi-Strategy Fund, et al., supra note 15; Russell Investments New Economy Infrastructure Fund, et al., supra note 15; and MA Specialty Credit Income Fund, et al., supra note 15; Gladstone Alternative Income Fund, et al., supra note 15; CION Grosvenor Infrastructure Fund and CION Grosvenor Management, LLC, supra note 15; Eagle Point Enhanced Income Trust, et al., supra note 15; Coller Secondaries Private Equity Opportunities Fund and Coller Private Market Secondaries Advisors, supra note 15; Octagon XAI CLO Income Fund and XA Investments LLC, supra note 15; Meketa Infrastructure Fund and Meketa Capital, LLC, supra note 15; Oxford Park Income Fund, Inc. and Oxford Park Management, LLC, supra note 15; Accordant ODCE Index Fund and Accordant Investments LLC, supra note 15; Baseline CRE Income Fund, et. al., supra note 15; Polen Credit Opportunities Fund and Polen Capital Credit LLC, supra note 15; Alpha Alternative Assets Fund and Alpha Growth Management LLC, supra note 15; SEI Alternative Income Fund, et. al., supra note 15; Nomura Alternative Income Fund and Nomura Private Capital LLC, supra note 15; Pender Real Estate Credit Fund and Pender Capital Management, LLC, supra note 15; JPMorgan

As required by Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that all of the requirements for execution and filing of this Application have been complied with in accordance with the organizational documents of the Applicants, as applicable, and the undersigned officers of the Applicants are fully authorized to execute this Application. The resolutions of the Initial Funds are attached as Exhibit A to this Application in accordance with the requirements of Rule 0-2 (c)(1) under the 1940 Act and the verifications required by Rule 0-2(d) under the 1940 Act are attached as Exhibit B to this Application. In accordance with the requirements for a request for expedited review of this Application, marked copies of two recent applications seeking the same relief as Applicants that are substantially identical as required by Rule 0-5(e) of the 1940 Act are attached as Exhibits C and D.

Pursuant to Rule 0-2(f) under the 1940 Act, the Applicants' address is stated on the first page of this Application, and all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

[Signature Page Follows]

Private Markets Fund et al, supra note 15; and Carlyle AlpInvest Private Markets Fund and AlpInvest Private Equity Investment Management, LLC.

Dated: ~~August~~September 30, ~~2024~~2025	By:	/s/ ~~Sandhya Ganapathy~~Amy Small
	Name:	~~Sandhya Ganapathy~~Amy Small
	Title:	~~Chief Compliance Officer~~Trustee

Pursuit Fund Advisers, LLC

Dated: ~~August~~September 30, ~~2024~~2025	By:	/s/ ~~William Cashel~~Adam Stern
	Name:	~~William Cashel~~Adam Stern
	Title:	~~Named~~Chief Financial Officer

EXHIBIT A

Resolutions of the ~~Board of~~
~~Privacore PCAAM Alternative~~ Initial Trustee of Pursuit Asset-Based Income Fund (the "Fund")

RESOLVED, that the Fund's proposed multiple class plan (the "Multiple Class Plan") including the expense allocations described in the Multiple Class Plan, is hereby determined to be in the best interests of each class of shares of the Fund, and in the best interests of the Fund as a whole;

~~RESOLVED, that the officers of the Privacore PCAAM Alternative Income Fund (the "Fund") or counsel to the Fund are authorized and directed to request an order from the Securities and Exchange Commission pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "1940 Act"), granting exemptions from the provisions of Sections 18(a)(2), 18(c) and 18(i), pursuant to Sections 6(c) and 23(c) of the 1940 Act granting exemptions from Rule 23c-3 and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 to permit the Fund, among other things, to offer multiple classes of shares to the public be, and it hereby is, approved; and it is:~~

FURTHER RESOLVED, that ~~any officer be, and each of them hereby is, authorized to make such amendments to such application~~ the Multiple Class Plan of the Fund be, and hereby is, approved, in reliance on the terms of the exemptive order granted by the SEC permitting the creation of additional classes of interest, in substantially the form presented at this meeting, with such changes thereto as the officers of the Fund, ~~upon advice of~~ in consultation with counsel, may deem necessary or ~~appropriate, and to execute and cause to be filed any and all amendments to the application hereinabove authorized in such form as the officer executing the same approve, such execution thereof to be conclusive evidence of such approval.~~ desirable, such determination to be conclusively evidenced by such changes; and

~~Resolutions of the Board of~~
~~Privacore PCAAM Alternative Growth Fund~~

~~RESOLVED, that the officers of the PCAAM Alternative Growth Fund (the "Fund") or counsel to the Fund are authorized and directed to request an order from the Securities and Exchange Commission pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "1940 Act"), granting exemptions from the provisions of Sections 18(a)(2), 18(c) and 18(i), pursuant to Sections 6(c) and 23(c) of the 1940 Act granting exemptions from Rule 23c-3 and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 to permit the Fund, among other things, to offer multiple classes of shares to the public be, and it hereby is, approved; and it is:~~

FURTHER RESOLVED, that ~~any~~ the officers of the Fund be, and each ~~of them~~ hereby is, authorized to ~~m~~take ~~such amendments to such application as the officers of the Fund, upon advice of counsel, deem necessary or appropriate, and to execute and cause to be filed any and all amendments to the application hereinabove authorized in such form as the officer executing the same approve, such execution thereof~~ any and all actions as they, or any one of them, may deem necessary, desirable or appropriate in order to implement said Multiple Class Plan, including, without limitation, the filing of said Multiple Class Plan with the SEC, such determination to be conclusively evidenced ~~of~~ by such ~~approval~~ actions.

EXHIBIT B

Verifications

The undersigned states that he or she has duly executed the attached Application dated ~~August~~September 30, ~~2024~~2025 for and on behalf of ~~Privacore PCAAM Alternative~~Pursuit Asset-Based Income Fund in his or her capacity as ~~President~~Trustee of such entity, and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

~~Privacore PCAAM Alternative Income Fund~~

PURSUIT ASSET-BASED INCOME FUND

By:	/s/ ~~William Cashel~~Amy Small
Name:	~~William Cashel~~Amy Small
Title:	~~President~~Trustee

~~The undersigned states that he has duly executed the attached Application dated August 30, 2024 for and on behalf of Privacore PCAAM Alternative Growth Fund in his capacity as President of such entity, and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.~~

~~Privacore PCAAM Alternative Growth Fund~~

~~By:~~	~~/s/ William Cashel~~
~~Name:~~	~~William Cashel~~
~~Title:~~	~~President~~

The undersigned states that he or she has duly executed the attached Application dated ~~August~~September 30, ~~2024~~2025 for and on behalf ~~of Privacore Capital~~Pursuit Fund Advis~~o~~ers, LLC in his or her capacity as Chief ~~Compliance~~Financial Officer of such entity, and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

~~Privacore Capital Advisors~~**PURSUIT FUND ADVISERS**, LLC

By:	/s/ ~~Sandhya Ganapathy~~Adam Stern
Name:	~~Sandhya Ganapathy~~Adam Stern
Title:	Chief ~~Compliance~~Financial Officer

EXHIBIT C

Marked Copies of the Application Showing Changes from the Final Versions of the Two Applications Identified as Substantially Identical under Rule 0-5(e)(3)

~~The undersigned states that he has duly executed the attached Application dated August 30, 2024 for and on behalf of Janus Henderson Distributors US LLC in his/her capacity as Named Officer of such entity, and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.~~

~~Janus Henderson Distributors US LLC~~	
~~By:~~	~~/s/ William Cashel~~
~~Name:~~	~~William Cashel~~
~~Title:~~	~~Named Officer~~